Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

BEFORE THE PUBLIC UTILITIES COMMISSION

OF THE STATE OF CALIFORNIA

In the Matter of the Joint Application of SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”) for Authorization to Transfer Control of AT&T Communications of California (U-5002), TCG Los Angeles, Inc. (U-5462), TCG San Diego (U-5389), and TCG San Francisco (U-5454) to SBC, Which Will Occur Indirectly as a Result of AT&T’s Merger With a Wholly-Owned Subsidiary of SBC, Tau Merger Sub Corporation.

)	Application No.
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JOINT APPLICATION OF

SBC COMMUNICATIONS INC.

AND AT&T CORP.

James D. Ellis	David J. Miller
Wayne Watts	AT&T Communications of California, Inc.
Paul Mancini	795 Folsom Street
Joseph Cosgrove, Jr.	San Francisco, California 94107
Adam McKinney	(415) 442-5509
SBC Communications Inc.
175 E. Houston Street	Mark Haddad
San Antonio, TX 78205	Randolph W. Deutsch
(210) 351-5075	Sidley Austin Brown & Wood LLP
555 West Fifth Street
Theodore A. Livingston	Los Angeles, California 90013
Christian F. Binnig	(213) 896-6000
Hans J. Germann
Mayer, Brown, Rowe & Maw LLP	Attorneys for AT&T Corp.
190 South LaSalle Street
Chicago, IL 60603-3441
(312) 782-0600

William R. Drexel
James B. Young
SBC West
140 New Montgomery Street, Room 1805
San Francisco, CA 94105-3705
(415) 545-9450

Patrick S. Thompson
William J. Dorgan
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, CA 94105-2228
(415) 983-1000

Attorneys for SBC Communications Inc.	February 28, 2005

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

TABLE OF CONTENTS

I.	THE PARTIES (Rule 15(a)).

	A.	SBC Communications Inc. (“SBC”).
	B.	AT&T Corp. (“AT&T”).
	C.	Correspondence and Communications (Rule 15(b)).
	D.	Articles of Incorporation (Rule 16).
	E.	Balance Sheets and Financial Statements (Rules 17, 36(c)).
	F.	Character of the Business Performed and Territory Served (Rule 35(a)).
		1.	SBC.
		2.	AT&T.

II.	DESCRIPTION OF TRANSACTION (Rule 35(d)).

	A.	The Planned Merger.
	B.	Description of Utility Property Involved in the Transaction (Rule 35(b)).

III.	THE CHANGE IN CONTROL SATISFIES CALIFORNIA PUBLIC INTEREST REQUIREMENTS.

	A.	Standard of Review.
	B.	Section 854(b) Does Not Apply to this Transaction.
C.

Consistent with the Commission’s Prior Treatment of Changes in Control Involving Non-Dominant Inter-Exchange Carriers and Competitive Local Exchange Carriers, the Commission Should Exempt this Transaction from the Requirements of Sections 854(b) and 854(c).

		1.	The Commission’s Three-Part Standard for Exemption.
		2.	The Commission Should Apply its Three-Part Standard and Exempt this Transaction from Sections 854(b) and (c).

IV.	THE CHANGE IN CONTROL WILL SERVE THE PUBLIC INTEREST.

	A.	The Proposed Merger is in the Public Interest.
	B.	Competition Post-Change in Control.
	C.	Quality of Service and Rates.
	D.	The Financial Strength of the Resulting Organization.
	E.	Employment Outlook.
	F.	Corporate Citizenship.
	G.	The Authority of This Commission to Regulate Rates and Service.
	H.	Related Governmental Filings.
	I.	Proposed Categorization and Schedule (Rule 6(a)).

V.	CONCLUSION.

i

LIST OF EXHIBITS

1	Declaration of Dennis W. Carlton and Hal S. Sider

2	Declaration of James S. Kahan

3	Declaration of Hossein Eslambolchi

4	SBC Communications Inc.’s Certificate of Incorporation

5	AT&T Corp.’s Restated Certificate of Incorporation

6	AT&T Corp.’s Certificate of Status of Foreign Corporation

7	SBC Communications Inc.’s 2003 Annual Report

8	SBC Communications Inc.’s Form 10K for the period ending December 31, 2003

9	SBC Communications Inc.’s Form 10Q for the period ending September 30, 2004

10	AT&T Corp.’s 2003 Annual Report

11	AT&T Corp.’s Form 10K for the period ending December 31, 2003

12	AT&T Corp.’s Form 10Q for the period ending September 30, 2004

13	Agreement And Plan Of Merger Among AT&T Corp., SBC Communications Inc. and Tau Merger Sub Corporation, dated as of January 30, 2005

14	Attachment A to the Financial Statements of AT&T’s California Certificated Direct and Indirect Subsidiaries

15	Cover page and Attachments B and C to the Financial Statement of AT&T Communications (filed under seal)

16	Cover page and Attachments B and C to the Financial Statement of TCG Los Angeles, Inc. (filed under seal)

17	Cover page and Attachments B and C to the Financial Statement of TCG San Diego (filed under seal)

18	Cover page and Attachments B and C to the Financial Statement of TCG San Francisco (filed under seal)

ii

BEFORE THE PUBLIC UTILITIES COMMISSION

OF THE STATE OF CALIFORNIA

In the Matter of the Joint Application of SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”) for Authorization to Transfer Control of AT&T Communications of California (U-5002), TCG Los Angeles, Inc. (U-5462), TCG San Diego (U-5389), and TCG San Francisco (U-5454) to SBC, Which Will Occur Indirectly as a Result of AT&T’s Merger With a Wholly-Owned Subsidiary of SBC, Tau Merger Sub Corporation.

)	Application No.
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JOINT APPLICATION OF

SBC COMMUNICATIONS INC.

AND AT&T CORP.

SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”) (collectively, the “Applicants”), under Section 854(a) of the California Public Utilities Code (the “Code”), request that the California Public Utilities Commission (the “Commission”) approve a change in the control of the following California certificated entities:  AT&T Communications of California (“AT&T-C”) (U-5002); TCG Los Angeles, Inc. (“TCG-LA”) (U-5462); TCG San Diego (“TCG-SD”) (U-5389), and TCG San Francisco (“TCG-SF”) (U-5454), from first and second-tier subsidiaries of AT&T to second and third-tier subsidiaries of the combined organization that will result from AT&T’s planned merger with SBC.  The combined organization will be owned approximately 84% by SBC’s current shareholders and 16% by AT&T’s current shareholders.  As described in more detail below, the merger will be accomplished through an exchange of stock of the two companies and will result in AT&T surviving as a wholly owned first-tier subsidiary of SBC.  AT&T-C, TCG-LA, TCG-SD, and TCG-SF will continue to exist in their present form.

The Applicants seek the Commission’s approval for the transfer of indirect control of California certifications held by four AT&T subsidiaries to SBC.(1)  This proposed transaction responds to profound technological and marketplace changes by bringing together two U.S. companies with complementary strengths so that they might serve their customers better.  Together, SBC and AT&T will be poised to deliver better, innovative products and services to consumers and business customers, and to accelerate the deployment of advanced, next-generation Internet Protocol (“IP”) networks and services than either company can provide on a stand alone basis.  The combined organization will be a more innovative and financially stronger company and, thus, better able to meet the needs of all its customers.

A Significant Advance in the Public Interest Will Flow From the Merger

Significant public interest benefits will flow to both residential and business customers by combining two companies with complementary strengths.  SBC brings to the merger its financial strength and a range of voice, data, broadband, and related services that it provides to residential, business, and wholesale customers, primarily on a local and regional basis.  AT&T brings a global presence in 50 countries, national and global IP-based networks, a portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Labs, skilled networking capabilities, and a base of government and large business customers.

The merger will result in increased innovation, lead to the more rapid introduction of new services, and prompt the development of services that would otherwise not exist.  The merger will increase incentives for investment in innovation and facilitate a wider and swifter diffusion of the innovation that emerges from AT&T Labs, which is one of the world’s leading corporate research and development organizations.  As a result, residential and small business customers

(1)           SBC, AT&T and, where applicable, their subsidiaries, will be referred to collectively as the “Applicants.”

should ultimately enjoy capabilities that, but for this merger, would likely be available only to the largest business and government customers.

The merged company will offer a broader array of services to a broader spectrum of customers than either company would on its own.  As a result of the combination of the two companies’ networks, transport will be more efficient, reliability will increase, and the quality of service should be higher on the combined organization’s network.

This transaction will benefit customers throughout the country and internationally.  The merger will create a vigorous U.S.-based carrier with global reach by combining AT&T’s network that spans 50 countries and AT&T Labs’ technological innovation with SBC’s financial strength and local exchange, broadband, and wireless solutions.

Response to Technological and Marketplace Changes

The Telecommunications Act of 1996(2) (the “1996 Act”) removed barriers to competitive entry in local exchange and long distance services.  No longer are providers restricted to specific lines of business or geographic territories, and the result has been lower prices, expanded output, and a wide diversity of suppliers of a multitude of products and services.

At the same time, the industry has experienced unprecedented innovation.  New technologies have advanced at a rapid rate to challenge and displace traditional communications services.  Wireline and wireless networks are far more robust, faster, and with greater bandwidth at all levels than they were just a few years ago.  The growth of national wireless networks and the development of new wireless technologies have provided alternatives for consumers of voice and data services.  The shift from dial-up to broadband Internet access – first via cable modems, then through massive investment in DSL – has unleashed a dramatic expansion of the content and service available to tens of millions of Americans.  The widespread adoption of broadband connections to the Internet has led to voice over Internet Protocol (“VoIP”).  Cable operators and

(2)           Telecommunications Act of 1996, Public L. No. 104-104, 110 Stat. 56 (1996).

others are rapidly exploiting this technology to compete more aggressively for voice services, including VoIP in packages with video and high-speed Internet access.  Comcast, for example, has committed to make VoIP available to more than 21 million customers by 2006.(3)

A decade of technological changes also has led to financial reverses and a shakeout in the industry.  Business failures, retrenchments, and product shifts have led to the elimination of hundreds of thousands of jobs, and the loss of more than $2 trillion in market value.  And since the dot-com and tech meltdowns, the capital markets have recognized the increased business risks inherent in the communications industry, which has constrained access to capital while increasing its costs.

The continuing entry of new competitors and the introduction of new technologies has required carriers to accelerate investment in their networks, not only to support the voice and data services of the 1990s, but also to introduce and deploy the full suite of IP-platform voice, data, and video services of the packetized age.  These developments underscore why the merger of SBC and AT&T provides such an ideal opportunity at this juncture, when intermodal competitors (cable and wireless in particular) are challenging the traditional networks.  Neither SBC nor AT&T standing alone has the assets and expertise necessary to assemble a true nationwide end-to-end broadband network that is capable of serving all segments of the communications market.

This transaction responds to these two contrasting developments by bringing together SBC and AT&T to create a more competitive and more enduring global competitor than either company alone.  The combined organization will be capable of delivering the advanced network technologies necessary to offer integrated, innovative, high-quality and competitively priced communications and information services to meet the evolving needs of customers worldwide.

(3)                                  Press Release, Comcast Investor Relations (Jan. 10, 2005), available at http://www.cmcsk.com/phoenix.zhtml?c=118591&p=irol-newsArticle&ID=660894&highlight=

Competition Will Not Be Impaired

In addition to the merger’s public interest benefits, it will not reduce competition.  In the current IP world, voice and data services are both merely the transmission of bits over the same network.  These IP-based services are rapidly becoming available to mass market and larger business customers.  Likewise, with wireless communications becoming increasingly widespread, assessment of the effect of the merger on competition cannot ignore the very substantial and growing substitution of wireless for wireline service by both consumers and businesses.  Indeed, in 2005, for the first time, there will be more wireless than wireline connections in the United States.(4)  Substitution of wireless minutes for wireline usage has been growing at a rapid pace, and an increasing number of consumers are pulling their second lines or have even completely “cut the cord.”(5)  The introduction of 3G wireless services will intensify this trend.  In an environment where wireline carriers compete with cable operators, other VoIP providers, wireless carriers and others, this transaction will not reduce competition.  Rather, by pairing the complementary strengths of the two companies, the merger will enhance competition and benefit all types of customers.(6)

That same conclusion follows when focusing on the wireline segment of the market.  The operations of the two companies are largely complementary – AT&T is focused on national and global enterprise customers with sophisticated needs, while SBC focuses on residential consumers and smaller and regional businesses whose operations are primarily inside SBC’s 13-

(4)                                  Frost & Sullivan, “U.S. Communication Services Market Overview and Future Outlook,” at 89 (2004).

(5)                                  Carlton & Sider Decl.  19-22; Kahan Decl.  6-7.  Attached as Exhibit 1 to this Application is a copy of the Declaration of Dennis W. Carlton and Hal S. Sider which was submitted by the Applicants to the FCC on February 22, 2005.  Attached as Exhibit 2 to this Application is a copy of the Declaration of James S. Kahan that also was submitted to the FCC by the Applicants on February 22, 2005.  The Applicants’ FCC joint merger and public interest filing is publicly available through the U.S. Securities and Exchange Commission (“SEC”) website.  See http://www.sec.gov; see also SBC’s website, available at http://sbc.merger-news.com/progress/mp_fcc_filing_docs.html.

(6)                                  Carlton & Sider Decl.  30-39.

state region.  Moreover, in each segment in which the companies compete, there are numerous other competitors and no likelihood of anti-competitive effects.

The merger will not diminish competition for mass-market customers (that is, residential consumers).  AT&T made a decision to discontinue actively marketing local and long distance service to residential and small business customers.  As evidenced by AT&T’s pre-merger activities, it is clear that AT&T’s decision is irreversible.  AT&T has already dismantled infrastructure required to recruit new mass market customers by shutting call centers, dismissing marketing personnel, and terminating vendor contracts.(7)

Not only will AT&T no longer be an active competitor for mass market customers, but increasingly the competition for such customers is coming from cable operators offering VoIP and other IP-based services, other VoIP providers, and wireless carriers, in addition to traditional competitors such as incumbent local exchange carriers (“ILECs”) and competitive local exchange carriers (“CLECs”).(8)  For all these reasons, the merger will have no adverse effect on mass market competition.

Nor will the merger have an adverse effect on the highly competitive business segments of the market.  These segments of the communications industry have long been vigorously competitive, with numerous competitors and sophisticated customers.(9)  The services provided are often differentiated from one customer to the next; and many competitors with different strategies and competitive strengths are competing for these customers.

As discussed above, SBC’s services and those offered by AT&T are complementary.  SBC and AT&T typically sell different services to enterprises and typically succeed with different types of business customers.  SBC’s strength is in the sale of services to small and

(7)           Carlton & Sider Decl. ¶¶ 12-13.

(8)           Carlton & Sider Decl. ¶¶ 41-42.

(9)                                  In re Motion of AT&T Corp. To Be Reclassified as a Non-Dominant Carrier, Order, 11 FCC Rcd. 3271, 3306,  65, 3308  71 (1995) (“AT&T Non-Dominance Order”).

medium-sized businesses with a high percentage of their facilities in SBC’s 13 in-region states.  AT&T’s strength is in the sale of services nationwide and globally to large multi-location businesses.  As a combined organization, SBC and AT&T will be able to offer a portfolio of services suitable for any customer.  The merger will allow the combined organization to increase and accelerate investment in its network and to make new innovative services available to mid-sized and smaller businesses.

Corporate Citizenship and Community Benefit

Neither the Commission, nor any other party can raise any legitimate question about SBC’s continuing commitments to serving the communities – at all levels – where SBC employees live and work.  SBC’s record of community involvement is unsurpassed and sets an example for others to follow.  As we explain further in Section IV.F. below, whether in the area of general corporate giving and philanthropy, increasing telephone penetration to under-served communities, increasing access to advanced communications services (such as broadband), funding technological research, serving disabled persons, providing opportunities for minority, women, disabled, and veteran-owned businesses, and diversity, or virtually any other benchmark, SBC is the clear leader.  Nothing in this transaction will change SBC’s commitments in this regard, and the strengthened combined entity will enable SBC to continue and expand its contribution to California communities.

No Effect on Commission Jurisdiction

Following the merger, described in detail below in Section II, AT&T Corp. will become a wholly owned first-tier subsidiary of SBC.  The merger will be transparent and seamless for the customers of the operating subsidiaries of AT&T in California.  The Commission will retain the same regulatory authority that it possesses today over the AT&T subsidiaries that are certified by this Commission and subject to its regulatory authority.

AT&T currently directly or indirectly owns and controls AT&T Communications of California, Inc. (“AT&T-C”), TCG Los Angeles, Inc. (“TCG-LA”), TCG San Diego (“TCG-

SD”) and TCG San Francisco (“TCG-SF”), which are authorized to provide interLATA and intraLATA services within California.  Upon completion of the transaction, the AT&T subsidiaries certificated and operating in California will be owned by the same entities that own them today.  No transfer of assets or of certificates of service authority will occur as part of this transaction.

*              *              *

The transfer of control of the AT&T entities to SBC is in the public interest.  The merger will permit the Applicants to continue providing existing services at just and reasonable rates, will augment the competitive markets in California and nationwide, and will not adversely affect this Commission’s authority to regulate the AT&T operating subsidiaries subject to the Commission’s jurisdiction.  Indeed, the merger will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two industry leaders with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

Accordingly, the Applicants respectfully request the Commission’s prompt approval pursuant to Section 854(a) of the California Public Utilities Code.(10)  The Applicants offer the following additional information in support of this Application:

I.                                         THE PARTIES (Rule 15(a)).

A.                                    SBC Communications Inc. (“SBC”).

SBC is a corporation created and existing under the laws of the state of Delaware.  Its principal executive office is located at 175 E. Houston Street, San Antonio, Texas 78205.  SBC is a holding company and does not directly provide any services in California or elsewhere.

(10)         Unless otherwise specified, references to any code section are to the California Public Utilities Code.

B.                                    AT&T Corp. (“AT&T”).

AT&T is a corporation created and existing under the laws of the state of New York.  Its principal executive office is located at One AT&T Way, Bedminster, New Jersey 07921.

C.                                    Correspondence and Communications (Rule 15(b)).

All communications and correspondence with respect to this Application should be addressed or directed to the attorneys for SBC and AT&T as follows:

To the attorneys for SBC:

James D. Ellis

Wayne Watts

Paul Mancini

Joseph Cosgrove, Jr.

Adam McKinney

SBC Communications Inc.

175 E. Houston Street

San Antonio, TX 78205-2255

(210) 351-5075

Theodore A. Livingston

Christian F. Binnig

Hans J. Germann

Mayer, Brown, Rowe & Maw LLP

190 South LaSalle Street

Chicago, IL 60603-3441

(312) 782-0600

William R. Drexel

James B. Young

SBC West

140 New Montgomery Street, Room 1805

San Francisco, CA 94105-3705

(415) 545-9450

Patrick S. Thompson

William J. Dorgan

Pillsbury Winthrop LLP

50 Fremont Street

San Francisco, CA 94105-2228

(415) 983-1000

To the attorneys for AT&T:

David J. Miller

AT&T Communications of California, Inc.

795 Folsom Street

San Francisco, California 94107

(415) 442-5509

Mark Haddad

Randolph W. Deutsch

Sidley Austin Brown & Wood LLP

555 West Fifth Street

Los Angeles, California 90013

(213) 896-6000

D.                                    Articles of Incorporation (Rule 16).

A certified copy of SBC’s certificate of incorporation is attached hereto as Exhibit 4.  Because SBC does not and will not transact any business in California, and because AT&T will remain the immediate parent of AT&T-C and the immediate parent of Teleport Communications Group, Inc., the 100% owner of TCG-LA, TCG-SD and TCG-SF, SBC is not qualifying to conduct such business.

A certified copy of AT&T’s Restated Certificate of Incorporation issued by the New York Secretary of State and a Certificate of Status of Foreign Corporation issued by the California Secretary of State are filed herewith as Exhibits 5 and 6, respectively.

E.                                      Balance Sheets and Financial Statements (Rules 17, 36(c)).

Financial statements for SBC are included in its 2003 Annual Report and Form 10-K for the fiscal year ended December 31, 2003, and most recent Form 10-Q, filed concurrently herewith as Exhibits 7, 8 and 9, respectively.(11)  AT&T’s financial statements are included in its 2003 Annual Report and Form 10-K for the fiscal year ended December 31, 2003, and most recent Form 10-Q, filed herewith as Exhibits 10, 11 and 12, respectively.  No pro forma financial statement is being provided for AT&T-C, TCG-LA, TCG-SD or TCG-SF because the merger of

(11)                            In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the SEC.  Upon filing, this material will be publicly available at the SEC’s website (http://www.sec.gov).

their parent with SBC will not result in any combination of these entities with any other entity.  Nor is a pro forma financial statement being provided for SBC California because the merger of AT&T with SBC will not result in any change in the ownership or control of Pacific Bell Telephone Company, which conducts business in California as SBC California (“SBC California”).

F.                                      Character of the Business Performed and Territory Served (Rule 35(a)).

1.                                      SBC.

SBC, through its subsidiaries, offers a wide range of voice, data, broadband, and related services that it provides to consumers, businesses, and wholesale customers, primarily on a local and regional basis.  SBC holds a 60% ownership interest in Cingular Wireless, which provides wireless services in California and the United States.

SBC California (U 1001 C) is a regulated public utility and an incumbent local exchange carrier in California and is one of various subsidiaries directly or indirectly owned and controlled by SBC.  SBC California is not a party to the proposed merger transaction or to this Application.

2.             AT&T.

AT&T, through its subsidiaries, is authorized to provide domestic and international telecommunications services throughout the United States.  AT&T operates the world’s largest communications network and offers a global presence in more than 50 countries, national and global IP-based networks, an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through its AT&T Labs, skilled networking capabilities, and a highly significant base of government and large business customers.

AT&T is a holding company that directly or indirectly owns and controls various subsidiaries, including four California certificated public utilities:  (1) AT&T-C (U-5002); (2) TCG-LA (U-5462); (3) TCG-SD (U-5389); and (4) TCG-SF (U-5454).

AT&T-C is a wholly owned, first-tier subsidiary of AT&T.  AT&T-C holds Certificates of Public Necessity and Convenience (“CPCN”) to provide interLATA (issued January 5, 1984), intraLATA facilities-based (issued December 20, 1995), and interLATA resale (issued

February 23, 1996) service.  AT&T-C is a Nondominant Interexchange Carrier (“NDIEC”) and CLEC whose territory includes all areas where competition has been authorized in California, including SBC California, Verizon, Roseville/SureWest and Citizen/Frontier areas.(12)

The three TCG entities described above are wholly owned, first-tier subsidiaries of Teleport Communications Group, Inc., which itself is a wholly owned, first-tier subsidiary of AT&T.  TCG-LA, TCG-SD and TCG-SF all hold CPCNs to provide high-speed digital private line interLATA and intraLATA (issued May 25, 1994), interLATA facilities-based (issued December 20, 1995), interLATA resale (issued February 23, 1996), and interLATA (issued May 6, 1997) service.  TCG-LA, TCG-SD and TCG-SF are NDIECs and CLECs serving customers throughout California.

II.                                     DESCRIPTION OF TRANSACTION (Rule 35(d)).

A.                                    The Planned Merger.

On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”).  A copy of  the Merger Agreement is attached hereto as Exhibit 13.

The Merger Agreement provides for a business combination (“merger”) of SBC and AT&T pursuant to which SBC will acquire AT&T and AT&T will be merged into a wholly owned subsidiary of SBC.  The SBC subsidiary is a newly formed entity, created for the specific purpose of this transaction, named Tau Merger Sub Corporation (“Tau”).  AT&T will be the surviving entity of the merger with Tau for all legal purposes and the combined entity will retain the name AT&T Corp.

In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will

(12)         The California CPCNs for AT&T-C were modified on January 21, 1998 to include the Roseville and Citizens territories.

not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

The merger will not impede the Commission’s ability to regulate the intrastate operations of AT&T-C, TCG-LA, TCG-SD and TCG-SF, which will continue to hold all of the state certificates that they currently hold.  There will be no transfer of assets.

B.                                    Description of Utility Property Involved in the Transaction (Rule 35(b)).

No utility property currently owned by AT&T-C, TCG-LA, TCG-SD and TCG-SF will be sold, assigned or otherwise transferred as a result of the merger or any of the transactions described above.  Nor will any utility property owned by SBC California be transferred as a result of the merger.  Only the indirect control of these California certificated entities (and of their assets and operating rights) will pass to SBC as a result of AT&T’s merger with Tau.

Financial statements for AT&T-C, TCG-LA, TCG-SD and TCG-SF and each of their regulated subsidiaries, as regularly filed with the Commission, are attached as Exhibits 14, 15, 16, 17 and 18.

III.                                 THE CHANGE IN CONTROL SATISFIES CALIFORNIA PUBLIC INTEREST REQUIREMENTS.

A.                                    Standard of Review.

The Commission must authorize any merger, acquisition or change in control, either directly or indirectly, of any public utility organized and doing business in California pursuant to Section 854(a) of the Public Utilities Code.  Under this section, “‘the primary question to be determined is . . . whether the proposed [transaction] would be adverse to the public interest.’”(13)

(13)                        Re Joint Application of MCI Communications Corp. (MCIC) and British Telecommunications plc (BT) for All Approvals Required for the Change in Control of MCIC’s California Certificated Subsidiaries That Will Occur Indirectly as a Result of the Merger of MCIC and BT, Decision 97-07-060, 73 Cal. P.U.C. 2d 600, 1997 Cal. PUC LEXIS 557, at *22 (July 16, 1997) (“MCI-British Telecom Merger Final Decision”) (quoting M. Lee Radio Paging Co., 65 Cal. P.U.C. 635, 637 (1966)).

Section 853(b) gives the Commission broad latitude to exempt any public utility from the requirements of Sections 851 through 856 if it finds that the consideration of the detailed requirements of those provisions “is not necessary in the public interest.”  As described above, this transaction involves the merger of a telecommunications holding company with another holding company.  Because this transaction does not directly involve any public utility, the requirements of Section 854(b) do not apply.

In contrast to the SBC/Telesis merger nearly a decade ago, the acquisition of a traditional regulated local exchange carrier is not at the heart of this transaction.  The AT&T subsidiaries that are certified to operate as public utilities in California are a non-dominant inter-exchange carrier and competitive local exchange carriers.  In the past decade, the Commission has authorized scores of transactions involving NDIECs and CLECs, but uniformly has exempted them from the detailed requirements of Section 854(b), and, with limited exception, has exempted them from Section 854(c).(14)  Here too the Commission should find this transaction exempt from those requirements and should expeditiously approve this application.

(14)                        See e.g., Re Application of Resurgens Communications Group, Inc. to Acquire Control of Comm Sys. Network Servs., Inc., TMC Communications, Inc. and TMC Communications, L.P., Decision 91-09-095, 41 Cal. P.U.C. 2d 429, 1991 Cal. PUC LEXIS 607 (Sept. 30, 1991); Re Joint Application of AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. for Approval Required for the Change in Control of TCI Telephony Servs. of California, Inc. That Will Occur Indirectly as a Result of the Merger of AT&T Corp. and Tele-Communications, Inc., Decision 99-03-019, 85 Cal. P.U.C. 2d 249, 1999 Cal. PUC LEXIS 382 (Mar. 4, 1999); Re Joint Application of AT&T Corp. (“AT&T”), Teleport Communications Group Inc. (“TCG”) and TA Merger Corp. for Approval Required for the Change in Control of TCG’s California Subsidiaries That Will Occur Indirectly as a Result of the Merger of AT&T and TCG, Decision 98-05-022, 80 Cal. P.U.C. 2d 273, 1998 Cal. PUC LEXIS 533 (May 7, 1998); Application of MidAmerican Communications Corp. to Transfer, and of LDDS Communications, Inc., to Acquire, Certain Shares and Control of MidAmerican Communications Corp., and for Permission and Approval For MidAmerican Communications Corp. to Borrow, Guaranty, and Grant a Security Interest in Collateral, Decision 91-06-061, 40 Cal. P.U.C. 2d 637, 1991 Cal. PUC LEXIS 388 (June 24, 1991); In re Request of WorldCom, Inc. and Intermedia Communications Inc., for Approval to Transfer Control of Intermedia Communications Inc. and its Wholly-owned Subsidiary to WorldCom, Inc., Decision 01-03-079, 2001 Cal. PUC LEXIS 219 (Mar. 27, 2001); Joint Application of Access One Communications Corp., Formerly Known as CLEC Holding Corp., OmniCall Acquisition Corp., and OmniCall, Inc. for Approval of Transfer of Control, Decision 00-01-059, 2000 Cal. PUC LEXIS 85 (Jan. 28, 2000); Application of American Network Exch., Inc. and its Subsidiary, Amnex (California), Inc., to Transfer, and of Nycom Info. Servs., Inc., to Acquire Control of a Certificate by Merging American Network Exch., Inc. into Amnex Acquisition Corp., a Subsidiary of Nycom Info. Servs., Inc., Decision 90-03-047, 35 Cal. P.U.C. 2d 664, 1990 Cal. PUC LEXIS 154 (Mar. 19, 1990); Application of State Communications, Inc., TriVergent Communications, Inc., Gabriel Communications, Inc., and Triangle Acquisition, Inc. for Approval of a Transfer of Control, Decision 01-02-005, 2001 Cal. PUC LEXIS 139 (Feb. 8, 2001); Re Joint Application of NetMoves Corp., Certain Shareholders of NetMoves Corp., and Mail.com Inc., for Approval of an Agreement and Plan of Merger and Related Transactions, Decision 00-12-053, 2000 Cal. PUC LEXIS 1055 (Dec. 21, 2000); Application for Auth. for AppliedTheory Corp. to Acquire Control of CRL Network Servs., Inc., a California Corp., Pursuant to Article 6 of Chapter 4 of the California Pub. Util. Code, Decision 00-09-033, 2000 Cal. PUC LEXIS 693 (Sept. 7, 2000); Re Application for Auth. to Transfer Control of StormTel, Inc., F/K/A Z-Tel, Inc., to CCC Merger Corp., Decision 00-09-035, 2000 Cal. PUC LEXIS 695 (Sept. 7, 2000); Joint Application for Auth. for LDDS Communications, Inc. to Merge with Metromedia Communications Corp. and Resurgens Communications Group, Inc., Decision 93-08-039, 50 Cal. P.U.C. 2d 611, 1993 Cal. PUC LEXIS 586 (Aug. 18, 1993); Joint Application for Auth. for LDDS Communications, Inc. to Acquire Control of Dial-Net, Inc., Decision 93-03-029, 48 Cal. P.U.C. 2d 420, 1993 Cal. PUC LEXIS 169 (Mar. 11, 1993); Joint Application of Evercom Sys., Inc. and H.I.G. Capital Partners III, LP for Approval of Acquisition by H.I.G. Capital Partners III, LP of Indirect Control Over Evercom Sys., Inc., Decision 04-11-010, 2004 Cal. PUC LEXIS 534 (Nov. 10, 2004); Joint Application of T-NETIX Telecommunications Servs., Inc. and H.I.G. Capital Partners III, LP for Approval of Acquisition by H.I.G. Capital Partners III, LP of Indirect Control Over T-NETIX Telecommunications Servs., Inc., Decision 04-11-004, 2004 Cal. PUC LEXIS 505 (Nov. 9, 2004); Re Application of MCCC ICG Holdings LLC and, ICG Communications, Inc. to Complete a Transfer of Control of ICG Telecom Group, Inc. an Authorized Carrier, Decision 04-10-005, 2004 Cal. PUC LEXIS 483 (Oct. 7, 2004); Joint Application for Approval of Agreement and Plan of Merger By and Among World Access, Inc., WorldxChange Communications, Inc. and Communication Telesystems Int’l D/B/A WorldxChange, and Request for Expedited Ex Parte Relief, Decision 00-10-064, 2000 Cal. PUC LEXIS 752 (Oct. 19, 2000); Joint Application for Approval of Agreement and Plan of Merger by and Among World Access, Inc. and Star Telecommunications, Inc. d/b/a CEO Telecommunications and for the Change in Control of California Certificated Subsidiaries, Decision 00-10-013, 2000 Cal. PUC LEXIS 812 (Oct. 5, 2000); Joint Application and Request for Expedited Ex Parte Treatment of KDD America, Inc. and DDI Corp. for Approval of Transfer of Control, Decision 03-08-058, 2000 Cal. PUC LEXIS 1134 (Aug. 21, 2003); Joint Application of Telscape Int’l, Inc., Telscape USA, Inc., MSN Communications, Inc., Pointe Communications Corp., and Pointe Local Exch. Co. for Approval of Transfers of Control and Related Transactions, Decision 00-09-031, 2000 Cal. PUC LEXIS 681 (Sept. 7, 2000); Joint Application of Zenex Long Distance, Inc., Prestige Invs., Inc., Shareholders of Prestige Invs., Inc., and Lone Wolf Energy, Inc. for Approval of a Merger and Acquisition of Prestige Invs., Inc., Decision 00-07-033, 2000 Cal. PUC LEXIS 586, (July 18, 2000); Re Time Warner Inc. and AOL Time Warner Inc. for Approval of the Change in Control of Time Warner Connect That Will Occur Indirectly as a Result of the Merger of Time Warner Inc. and America Online, Inc., Decision 00-04-045, 2000 Cal. PUC LEXIS 180 (Apr. 13, 2000); Re Time Warner Inc. and AOL Time Warner Inc. for Approval of the Change in Control of Time Warner Telecom of California, L.P. That Will Occur Indirectly as a Result of the Merger of Time Warner Inc. and America Online, Inc., Decision 00-04-044, 2000 Cal. PUC LEXIS 179 (Apr. 13, 2000); Joint Application Under Pub. Util. Code § 854 for Approval of the Merger of ACN Communications, Inc. and Arrival Communications of California, Inc., Decision 00-04-043, 2000 Cal. PUC LEXIS 178 (Apr. 12, 2000); Application of HTC Communications, LLC for Approval Nunc Pro Tunc to Transfer Control to Pointe Communications Corp. and for Other Related Transactions, Decision 00-04-014, 2000 Cal. PUC LEXIS 192 (Apr. 6, 2000); Joint Application of Empire One Telecommunications, Inc. and EOT Acquisition Corp. for Approval of the Transfer of Empire One’s Assets and Assignment of Empire One’s Certificates of Pub. Convenience and Necessity to EOT, Decision 00-02-029, 2000 Cal. PUC LEXIS 73 (Feb. 8, 2000); Joint Application for Approval of Acquisition by U.S. TelePacific Holdings Corp. of U.S. TelePacific Corp., Decision 99-11-066, 1999 Cal. PUC LEXIS 796 (Nov. 30, 1999); Joint Application and Request for Expedited Ex Parte Treatment by Econophone Servs., Inc. and Viatel, Inc. for Approval of Agreement and Plan of Merger, Decision 99-11-035, 1999 Cal. PUC LEXIS 848 (Nov. 4, 1999); Application of MVX Communications, LLC for Auth. to Transfer Control to MVX.Com Communications, Inc., Decision 99-10-044, 1999 Cal. PUC LEXIS 706 (Oct. 19, 1999); In re Application of Global Crossing Ltd. and Frontier Corp. for Approval to Transfer Control of Frontier Corp.’s California Operating Subsidiaries to Global Crossing Ltd., Decision 99-06-099, 1999 Cal. PUC LEXIS 470 (June 30, 1999); Re Claricom Networks, Inc., Application for Approval of an Indirect Change in Control from Claricom Holdings, Inc. to Sigma Acquisition Corp., Decision 99-02-093, 85 Cal. P.U.C. 2d 210, 1999 Cal. PUC LEXIS 69 (Feb. 19, 1999); Application of Teleglobe Inc. and Excel Communications, Inc. for Approval of Agreement and Plan of Merger, Decision 98-09-084, 1998 Cal. PUC LEXIS 990 (Sept. 24, 1998); Application of PWT Acquisition Corp. and Pac-West Telecomm, Inc. for Approval to Transfer Control of Pac-West Telecomm, Inc., Decision 98-09-050, 1998 Cal. PUC LEXIS 961 (Sept. 11, 1998); Application of Qwest Communications Int’l, Inc., LCI Int’l, Inc., LCI Int’l Telecom, Corp., and USLD Communications, Inc. for Approval of a Transfer of Control, Decision 98-06-001, 1998 Cal. PUC LEXIS 385 (June 1, 1998); Re Application of WorldCom, Inc. and Brooks Fiber Props., Inc. for Approval of Agreement and Plan of Merger, Decision 97-11-091, 1997 Cal. PUC LEXIS 1071 (Nov. 21, 1997); Re Joint Application of SmarTalk TeleServices, Inc. and ConQuest Operator Servs. Corp. for an Order Authorizing the Acquisition by Merger of ConQuest Operator Servs. Corp. Pursuant to Cal. Pub. Util. Code §§ 851-854, Decision 97-11-046, 76 Cal. P.U.C. 2d 547, 1997 Cal. PUC LEXIS 1055; (Nov. 13, 1997); Application for Auth. for Avery Communications, Inc., to Acquire Control of Home Owners Long Distance, Inc., Decision 96-09-049, 1996 Cal. PUC LEXIS 924 (Sept. 11, 1996); Joint Application of Continental Telecommunications of California, Inc., Continental Cablevision, Inc. and U S West, Inc. for Auth. to Transfer Control of Continental Telecommunications of California, Inc. from Continental Cablevision, Inc. to U S West, Inc., Decision 96-08-015, 67 Cal. P.U.C. 2d 214, 1996 Cal. PUC LEXIS 836 (Aug. 2, 1996); Application for Auth. to Transfer Control of Western Union Communications, Inc. to First Data Corp., Decision 95-10-051, 1995 Cal. PUC LEXIS 907 (Oct. 23, 1995); Re Donyda, Inc. d/b/a/ Call America of Palm Desert and Call America of San Diego, Transferor, and California Acquisition Corp. d/b/a/ Valley Acquisition Corp., Transferee, Application for Consent to Transfer Control of a Resale Common Carrier; Re Application of Inland Call America, Inc., Transferor, and Telecom Acquisition Corp., Transferee, Application for Consent to Transfer Control of a Resale Common Carrier, Decision 95-07-051, 60 Cal. P.U.C. 2d 590, 1995 Cal. PUC LEXIS 601 (July 19, 1995); Joint Application for Auth. for MfsGaAqCo No. 1 to Merge with RealCom Office Communications, Inc., Decision 94-07-078, 55 Cal. P.U.C. 2d 505, 1994 Cal. PUC LEXIS 964 (July 28, 1994); Joint Application for Auth. for LDDS Communications, Inc. to Acquire Control of Advanced Telecommunications Corp., Decision 92-09-097, 45 Cal. P.U.C. 2d 658, 1992 Cal. PUC LEXIS 805 (Sept. 29, 1992); Re Application of American Network, Inc. and ATE, Inc. for Authorization to Merge Amnet Subsidiary, Inc., a Wholly Owned Subsidiary of American Network, Inc., into ATE, Inc., Decision 86-11-011, 22 Cal. P.U.C. 2d 304,1986 Cal. PUC LEXIS 676 (Nov. 5, 1986).

B.                                    Section 854(b) Does Not Apply to this Transaction.

The proposed merger of AT&T with a subsidiary of SBC will result in an indirect transfer of control of AT&T’s long distance and local telephone service subsidiaries in California.  Although the Commission must consider the transaction under Section 854(a), Section 854(b) does not apply.

Section 854(b), by its express terms, applies only to transactions in which a regulated utility is a direct party.(15)  As relevant here, Section 854(b) provides:

Before authorizing the … control of any … telephone utility organized and doing business in this state, where any of the utilities that are parties to the proposed transaction has gross annual California revenues exceeding five hundred million dollars

(15)                            Amended Stats 1995 ch 622 sec. 1 (AB 119).  Prior to its amendment in 1995, the Commission was required to analyze all merger transactions exceeding the monetary threshold according to the criteria in Sections 854(b) and (c), regardless of whether the utility was also a party to the transaction.  The Legislature amended Section 854 in recognition of changes in the regulatory regime from traditional rate of return regulation to incentive based mechanisms adopted in the Commission’s New Regulatory Framework (“NRF”).  The amendment to Section 854 gave the Commission greater flexibility under NRF to analyze the apportionment of economic savings between customers and shareholders.  The Legislature made a clear distinction in the application of these new standards to transactions directly involving regulated utilities and those involving indirect transfers of control.

($500,000,000), the commission shall find that the proposal does all of the following:  (emphasis added)

In contrast, Section 854(c) provides:

Before authorizing the … control of … telephone utility organized and doing business in this state, where any of the entities that are parties to the proposed transaction has gross annual California revenues exceeding five hundred million dollars ($500,000,000), the commission shall consider each of the criteria listed in paragraphs (1) to (8), inclusive, and find, on balance, that the … control proposal is in the public interest.  (emphasis added)

The Legislature’s use of the term “utilities” in subsection (b), and the different term “entities” in subsection (c), can only be construed to be an intentional distinction of legal significance.(16)  By their express terms, these statutes provide that subsection (b) is triggered only in the narrow category of transactions directly involving a utility, whereas subsection (c) applies to a broader category of transactions.  Neither party to this transaction is a utility.  Rather, the proposed merger will result in the indirect transfer of control of AT&T-C, TCG-LA, TCG-SD and TCG-SF.  Because the statute is clear, the Commission must apply its plain meaning.(17)

(16)                            Kulshrestha v. First Union Commercial Corp., 33 Cal. 4th 601, 611 (2004) (“courts may not excise words from statutes … [w]e assume each term has meaning and appears for a reason.”) (citation omitted); Sutco Constr. Co. v. Modesto High School Dist., 208 Cal.App.3d 1220, 1228 (1989) (“Significance should be given to every word, phrase, sentence, and part of the act in pursuance of the legislative purpose”); see also Cal. Civ. Proc. Code § 1858 (“In the construction of a statute or instrument, the office of the Judge is simply to ascertain and declare what is in terms or in substance contained therein, not to insert what has been omitted, or to omit what has been inserted….”).

(17)                            Kulshrestha v. First Union Commercial Corp., 33 Cal. 4th at 612 (ruling “[b]ased on the plain meaning of the statute”); Petaluma v. Sonoma County, 12 Cal.App.4th 1239, 1244 (1993) (“where a statute is clear, the ‘plain meaning’ rule applies”) (citations omitted); Sutco Constr. Co., 208 Cal.App.3d at 1228-1230 (“The Legislature is presumed to have meant what it said and the plain meaning of the language governs;” also noting that if the legislature had intended a word to mean something other than its plain meaning, it could have used another word) (citation omitted); J.A. Jones Constr. Co. v. Superior Court, 27 Cal.App.4th 1568, 1575 (1994) (analysis “should start … with the actual language of the statute, and if the text is clear as applied to a given case, and it does not fall into any of the exceptions [scrivener’s errors, absurd results, and at odds with the unmistakable or clear intent of the legislature], stop there”) (emphasis original).

Thus, the transfer of control resulting from the parent-level merger is not subject to Section 854(b).

In the SBC/Telesis Merger Decision, the Commission agreed “that the plain language of subsection (b) is clear, and applies where a utility of a specified financial size is a party to the proposed transaction,” but chose instead to “pierce the corporate veil” because Pacific Bell, a regulated incumbent local exchange carrier, represented over 90% of the assets of the acquired firm.(18)  That reasoning, assuming it were otherwise correct there, does not apply here.  AT&T’s certificated public utility subsidiaries in California are a modest component of the much larger transaction involving the global, diversified holding company that SBC is acquiring, and the California intrastate revenue of these subsidiaries is a fraction of AT&T’s overall revenues.  AT&T’s intrastate utility operations are not the heart of this transaction.  Thus, the Commission should follow the plain reading of the statute.  Section 854(b) simply does not apply.

C.                                    Consistent with the Commission’s Prior Treatment of Changes in Control Involving Non-Dominant Inter-Exchange Carriers and Competitive Local Exchange Carriers, the Commission Should Exempt this Transaction from the Requirements of Sections 854(b) and 854(c).

Whether or not the Commission determines that Section 854(b) may be applied to this transaction, the Commission should exempt it from review under Sections 854(b) and (c) pursuant to Section 853(b).  Section 853(b) provides in relevant part:

the commission may … exempt any public utility … from this article [including Sections 854(b) and (c)] if it finds that the application thereof with respect to the public utility … is not necessary in the public interest.(19)

(18)                            Re Joint Application of Pacific Telesis Group (Telesis) and SBC Communications Inc. (SBC) for SBC to Control Pacific Bell, Which Will Occur Indirectly as a Result of Telesis’ Merger with a Wholly Owned Subsidiary of SBC, SBC Communications (NV) Inc., Decision 97-03-067, 71 Cal. P.U.C. 2d 351, 1997 Cal. PUC LEXIS 629 at **17-20 (Mar. 31, 1997) (“SBC/Telesis Merger Decision”).

(9)                                  Public Utilities Code § 853(b).  Until 1985, Section 853(b) permitted the Commission to grant an exemption only from Sections 851 and 852.  In 1985, the Commission’s authority was extended to cover all of Article 6 of the Public Utilities Code, including Section 854.

The Commission has exempted every other merger transaction involving NDIEC and CLEC assets that have come before this Commission from the requirements of Section 854(b), and with one exception, from Section 854(c).(20)  Because the Commission consistently has exempted such transactions, there is no reasonable basis for doing something different here.(21)

(20)                            Our research has uncovered one exception – Re Application of Comcast Bus. Communications, Inc. for Approval of the Change of Control of Comcast Bus. Communications, Inc., That Will Occur Indirectly as a Result of the Placement of AT&T Broadband and Comcast Corporation Under a New Parent, AT&T Comcast Corp., Decision 02-11-025, 2002 Cal. PUC LEXIS 731 (Nov. 7, 2002).  That proceeding involved the merger of AT&T’s broadband subsidiary with Comcast.  In response to protests, the Administrative Law Judge required the Applicants to supplement their application with material responsive to the criteria under Section 854(c).  The Commission approved the transaction.  Here, although the Applicants believe that Section 854(c) does not apply, we are nevertheless supplying information that would permit the Commission to approve the transaction under section 854(c).

(21)                            The Commission routinely authorizes transfers of control or assets involving NDIECs and CLECs through advice letter filings.  E.g., Application of California Assoc. of Long Distance Tel. Cos. Under Section 853 of the Pub. Util. Code for Modification of the Procedures by which Non-Dominant Interexchange Carriers Seek and Obtain Comm’n Auth. Under Sections 851-854 of the Pub. Util. Code, Decision 94-05-051, 54 Cal. P.U.C. 2d 520, 1994 Cal. PUC LEXIS 356 (May 25, 1994) (“NDIEC Advice Letter Decision”) (authorizing NDIEC advice letter transfers); Order Instituting Rulemaking on the Comm’n’s Own Motion into Competition for Local Exch. Serv.; Order Instituting Investigation on the Comm’n’s Own Motion into Competition for Local Exch. Serv.; Decision 98-07-094, 81 Cal P.U.C. 2d 388, 1998 Cal. PUC LEXIS 891 (July 23, 1998) (“CLEC Advice Letter Decision”) (authorizing CLEC advice letter transfers).  The Commission authorized these informal processes largely because “NDIECS are competitive carriers” (NDIEC Advice Letter Decision, 1994 Cal. PUC LEXIS 356, at *5) and “CLCs are competitive providers of telecommunications services in an open, rather than monopoly, market” (CLEC Advice Letter Decision, 998 Cal. PUC LEXIS 891, at *13).  In Decision 04-10-038, the Commission adopted explicitly the rule that a merger with an NDIEC or CLEC could proceed by advice letter, instead of formal application.  Application of the California Assoc. of Competitive Telecommunications Carriers for Modification of the Rules By Which Carriers Obtain Comm’n Auth. Pursuant to Sections 851-851 of the Pub. Util. Code, Decision 04-10-038, 2004 Cal. PUC LEXIS 511 (Nov. 11, 2004).  The Commission outlined several exceptions to this rule, but the concurring opinion noted “that there is no logical to permit one group of local exchange carriers to use advice letters for routine transactions while denying that mechanism to another group” involving ILECs.  See also footnote 13, supra, for other merger transactions involving NDIEC and CLEC assets that this Commission exempted.

The rationale for granting an exemption was well articulated in the Commission’s approval of the merger of MCI and British Telecom:

We think th[e legislative history] evinces a legislative intent to permit us to use our powers under both § 853(b) and § 854(a) to exempt transactions from review under §§ 854(b) and (c), regardless of the gross annual California revenues in excess of $500 million.  For this reason, we reject the contention that we must review [such a] transaction under the criteria in (b) and (c) if any utility or entity which is a party to [such a] transaction has gross annual California revenues exceeding $500 million.  We believe our exemptive power under § 853(b) extends to the granting of an exemption from §§ 854(b) and (c) if such an exemption is in the public interest.  The import of the language added to § 854(a) by SB 52 makes the broad extent of our exemptive power clear.(22)

This proposed transaction likewise involves non-dominant IXC and CLEC subsidiaries of AT&T.  These are companies that have grown as a result of market forces.  These are not traditionally regulated companies.  They are the types of entities that the Commission consistently has exempted from review under Sections 854(b) and (c), and the Commission should likewise exempt this transaction from the application of these provisions.

1.                                      The Commission’s Three-Part Standard for Exemption.

Since the mid-1990s, this Commission has applied a three-part test adopted in connection with the MCI-British Telecom merger to exempt transactions involving the merger or acquisition of non-dominant carriers from the requirements of Sections 854(b) and (c).

The MCI-British Telecom merger involved a change in control of MCI’s five California certificated subsidiary carriers by transferring indirect control from MCI to British Telecom.(23)  In

(22)                            Re Joint Application of MCI Communications Corp. (MCIC) and British Telecommunications plc (BT) for All Approvals Required for the Change in Control of MCIC’s California Certified Subsidiaries That Will Occur Indirectly as a Result of the Merger of MCIC and BT, Decision 97-05-092, 72 Cal. P.U.C. 2d 656, 1997 Cal. PUC LEXIS 340 at **25-26 (May 21,1997) (“MCI-British Telecom Merger Interim Opinion”).

(23)                            MCI-British Telecom Merger Interim Opinion, Decision 97-05-092, 1997 Cal. PUC LEXIS 340 at **2-3.  MCI’s five California certified subsidiaries were:  (1) MCI Telecommunications Corp., a NDIEC; (2) MCI Metro Access Transmission Services, Inc., a

an interim opinion on the merger, the Commission concluded that the application was “exempt from compliance with §§ 854(b) and (c) because such compliance [was] not necessary in the public interest.”(24)  The Commission reasoned that:  (1) the merger did not involve two traditionally regulated telephone systems; (2) NDIECs and CLECs are not subject to the same Commission rate regulation as ILECs; and (3) the finding of merger benefits and an allocation of a portion thereof to ratepayers did not fit a transaction where the acquired company had been subject to competitive forces without a guaranteed franchise territory.(25)

In its final decision, the Commission authorized the merger, concluding that (1) the combined operations of the two companies would provide productive efficiencies and greater financial security and funding for infrastructure improvements and installations of new technologies;(26) and that (2) the merger would not adversely affect competition simply because the resulting entity would make two already large companies larger and stronger.(27)  Thus, the Commission concluded that the transaction was in the public interest.(28)

The Commission has applied this same standard to other significant transactions.  The Commission authorized the merger of MCI and WorldCom based on the same standard.(29)

CLEC; (3) Teleconnect Company, a NDIEC; (4) Teleconnect Long Distance Services and Systems, a NDIEC; and (5) Nationwide Cellular Services, Inc., a cellular carrier.

(24)                            MCI-British Telecom Merger Interim Opinion, Decision 97-05-092, 1997 Cal. PUC LEXIS 340 at *1.

(25)                            MCI-British Telecom Merger Interim Opinion, Decision 97-05-092, 1997 Cal. PUC LEXIS 340 at **27-31.

(26)                            MCI-British Telecom Merger Final Decision, Decision 97-07-060, 1997 Cal. PUC LEXIS 557, at **27-31.

(27)                            MCI-British Telecom Merger Final Decision, Decision 97-07-060, 1997 Cal. PUC LEXIS 557, at *35.

(28)                            MCI-British Telecom Merger Final Decision, Decision 97-07-060, 1997 Cal. PUC LEXIS 557, at *27-31.

(29)                            Re Application of WorldCom, Inc. and MCI Communications Corp. for Approval to Transfer Control of MCI Communications Corp. to WorldCom, Inc., Decision 98-08-068, 81 Cal. P.U.C. 2d 704, 1998 Cal. PUC LEXIS 912 (Aug. 31, 1998) (“MCI-WorldCom Merger Decision”).

WorldCom was a parent company that owned numerous California certificated carriers.  The merger resulted in the transfer of indirect control of MCI’s five California certificated subsidiary carriers to WorldCom.  The Commission applied the three-part test and concluded that the merger was in the public interest.(30)

During the past ten years, AT&T itself has been involved in several transactions that were reviewed by this Commission.  In each instance, the Commission applied the three-part test and exempted the applications from the requirements of Sections 854(b) and (c).  These transactions included AT&T’s acquisition of the CLEC certificated carriers TCG-LA, TCG-SD and TCG-SF through its acquisition of Teleport Communications Group,(31) three of the very same entities involved here, its acquisition of TCI-Telephony Services of California,(32) and its purchase of MediaOne.(33)

(30)                            MCI-WorldCom Merger Decision, Decision 98-08-068, 1998 Cal. PUC LEXIS 912 at **29-34.

(31)                            Re Joint Application of AT&T Corp., Teleport Communications Group, Inc. and TA Merger Corp. for Approval Required for the Change in Control of TCG’s California Subsidiaries That Will Occur Indirectly as a Result of the Merger of AT&T and TCG, Decision 98-05-022, 80 Cal. P.U.C. 2d 273, 1998 Cal. PUC LEXIS 533 (May 7, 1998) (“AT&T-TCG Merger Decision”).

(32)                            Re Joint Application of AT&T Corp, Italy Merger Corp. and Tele-Communications, Inc. for Approval Required for the Change in Control of TCI Telephony Servs. of California, Inc. That Will Occur Indirectly as a Result of the Merger of AT&T Corp. and Tele-Communications, Inc., Decision 99-03-019, 85 Cal. P.U.C. 2d 249, 1999 Cal. PUC LEXIS 382 (Mar. 4, 1999) (“AT&T-TCI Merger Decision”).

(33)                            Re Joint Application of AT&T Corp, Meteor Acquisition Inc., and MediaOne Group, Inc. for Approval of the Change in Control of MediaOne Telecommunications of California, Inc. That Will Occur Indirectly as a Result of the Merger of AT&T Corp. and MediaOne Group, Inc., Decision 00-05-023, 2000 Cal. PUC LEXIS 355 (May 4, 2000) (“AT&T-MediaOne Merger Decision”).

2.                                      The Commission Should Apply its Three-Part Standard and Exempt this Transaction from Sections 854(b) and (c).

Because this transaction does not involve “the acquisition of a heavily-regulated local exchange carrier,”(34) it should be exempted from the requirements of Sections 854(b) and (c).  This Commission and the FCC have determined that AT&T of California is a non-dominant inter-exchange carrier.(35)  The Commission has also determined, in approving AT&T’s prior acquisitions, that its TCG subsidiaries are non-dominant competitive local exchange carriers.(36)  Sections 854(b) and (c) are aimed at transactions involving carriers subject to rate regulation.  As this Commission acknowledged in approving the MCI/WorldCom merger, the Commission has “forborne from exercising the type of ratemaking authority that is contemplated by PU Code § 854(b)” in transactions involving NDIECs and CLECs.(37)

Section 854(b)(2) is a vestige of traditional rate of return regulation.  Where the acquired firm is a NDIEC or a CLEC, these standards do not apply because the Commission has not established the prices for the services provided by these companies.  Accordingly, the Commission consistently, and properly, has determined that transactions involving NDIECs and CLECs are exempt from the requirements of Sections 854(b) and (c).

The Commission should reach the same conclusion here.  SBC will indirectly acquire control of four certificated carriers owned by AT&T, none of which is a dominant carrier or is subject to the Commission’s traditional ratemaking authority.  The performance of these certificated entities, moreover, has been driven by competitive market forces, not rate

(34)                            See, e.g., MCI-WorldCom Merger Decision, Decision 98-08-068, 1998 Cal. PUC LEXIS 912 at *30 (emphasis added) (citing the MCI-British Telecom and AT&T-TCG mergers).  This transaction (SBC/AT&T) is markedly different from the situation when SBC indirectly acquired Pacific Bell, which the Commission found was “key to the [PTG-SBC] merger.”  PTG-SBC Merger Decision, Decision 97-03-067, 1997 Cal PUC LEXIS 629 at *18.

(35)                            AT&T-C NDIEC Order, Decision 97-08-060, 1997 Cal. PUC LEXIS 591 (Aug. 1, 1997); AT&T Non-Dominance Order, 11 FCC Rcd. 3271, 3306, ¶ 65, 3308 ¶ 71 (1995).

(36)                            AT&T-TCG Merger Decision, Decision 98-05-022, 1998 Cal. PUC LEXIS 533 at *19 n.12.

(37)                            MCI-WorldCom Merger Decision, Decision 98-08-068, 1998 Cal. PUC LEXIS 912 at *30.

regulation.(38)  Having satisfied the Commission’s three-part test, the Commission should exempt the transaction from Sections 854(b) and (c), and consider whether the transaction is in the public interest under Section 854(a).

IV.                                THE CHANGE IN CONTROL WILL SERVE THE PUBLIC INTEREST.

A.                                    The Proposed Merger is in the Public Interest.

The Applicants respectfully submit that the merger of SBC and AT&T will benefit the public interest.  The merger will result in a new business organization equipped to respond to major technological, marketplace, and regulatory changes by bringing together two companies with complementary strengths, product sets, and customer bases.  The combined organization will be well positioned to make the transition from legacy technologies to advanced, next generation networks and services.  And the combined organization will be stronger, more effective, more responsive, and more innovative, and therefore better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

As a result of the merger, AT&T’s robust global network will be enhanced.  The transaction will enable the combined organization to accelerate the capital investment in AT&T’s facilities necessary to keep pace with technology and market developments.  If the merger is consummated, the combined organization will be well positioned to make capital expenditures that will upgrade and expand AT&T’s networks, and those expenditures will be more efficiently made given the anticipated increase in capacity utilization and efficiency of traffic flows.  Notably, AT&T has budgeted $200 million per year for five years for research on a number of initiatives.  SBC expects higher capital spending totaling approximately $2 billion over the first several years after closing than would likely have been incurred by the two companies absent the merger.

(38)                            MCI-WorldCom Merger Decision, Decision 98-08-068, 1998 Cal. PUC LEXIS 912 at **31-32 (finding that MCI still met this criterion).

All customers will benefit from the increased innovation that will result from this transaction, as the technical expertise of AT&T Labs will be joined with SBC’s access to capital and marketing expertise.  The potent combination of AT&T’s focus on high-end enterprise customers, AT&T Labs’ technical proficiency, and SBC’s financial strength and base of residential and small and medium business customers will ensure more rapid deployment of advanced services to the broadest range of consumers.  While AT&T and SBC’s networks currently function efficiently, the goal of the combined entity will be to transform into a unified IP-based network, with numerous advanced capabilities to benefit customers.

Other benefits will also result from this transaction, including (a) more rapid and broader deployment of IP-based services; (b) a broader, more efficient deployment of new, innovative services on Multiprotocol Label Switching (“MPLS”) networks; (c) the enhancement of the combined organization’s ability to serve business customers that demand facilities-based, end-to-end services; (d) the closing of product line gaps; and (e) the integration of wireless functionalities into large business customer product offerings.

B.                                    Competition Post-Change in Control.

The merger will not adversely affect competition in the provision of services to businesses or consumers in California.  To begin with, there already are numerous other providers that are currently offering and numerous others that stand ready, willing, and able to provide services to business and residential customers.  Given AT&T’s pre-merger decision to cease actively marketing services to mass market consumers, the merger could only have an impact on business customers.  As to those customers, however, SBC and AT&T offer largely complementary services and typically focus on different sets of enterprise opportunities.  Contrary to impairing competition, the merger will enhance it.  The combined organization will be one entity among many engaged in enhanced competition, which will occur not only because of the number of competitors, but also because of the diversity of competitors and their approaches.  As is true with SBC and AT&T, not all competitors offer all services to all customers in all locations, but there is virtually no customer without a wide variety of choices, and this merger will not change those market dynamics.

The communications markets in California are forever open to competition.  Competition from CLECs, wireless, and IP-based and broadband services are creating a new era fueling growth in innovative, lower cost services to businesses and consumers as traditional wireline offerings have been in steady decline.  As of the second quarter 2004, there were 49.5 million connections statewide in California, only 39% of which were provided by ILECs.(39)  Wireless substitution has been a significant contributor to these market dynamics.  Since June 2001, wireless connections have grown from 14.2 million connections to 21.6 million connections in June 2004, accounting for 44 percent of the total communications connections in the state.  IP and broadband communications have also expanded the market and caused further erosion of market share from traditional wireline voice communication.  Consumers substituted wireless and broadband connections for 7 percent of their wirelines in the fourth quarter of 2001.  That substitution number has increased to 17 percent of residential customers’ primary or secondary phone lines in the second quarter of 2004.(40)  Total wireline connections in California declined

(39)                            Federal Communications Commission, Industry Analysis and Technology Division, Wireline Competition Bureau, Local Telephone Competition: Status as of June 30, 2004 (Dec. 2004), Tables 8, 9 and 13; Federal Communications Commission, Industry Analysis and Technology Division, Wireline Competition Bureau, High-Speed Services for Internet Access: Status as of June 30, 2004 (Dec. 2004), Table 8.

(40)                            Federal Communications Commission, Industry Analysis and Technology Division, Wireline Competition Bureau, Local Telephone Competition: Status as of June 30, 2004 (Dec. 2004), Tables 6 and 13; Keith Waryas, IDC, U.S. Business Wireless Subscriber Forecst, 2003-2007: Life in the Fast Lane (Mar. 2003), Table 2, p. 9; Federal Communications Commission, 8th Report – Annual Report and Analysis of Competitive Market Conditions With Respect to Commercial Mobile Services (July 14, 2003), p. 49; Scott Ellison, IDC, Wireline Displacement of Wireline Access Lines Forecast and Analysis, 2003-2007 (Aug. 2003), p. 16; Scott Ellison, IDC, Wireline Displacement of Wireline Access Lines Forecast and Analysis, 2003-2007 (Oct. 2002), p. 19.  As wireless service expands in reach and functionality, wireless service will continue to capture greater market share.  According to the Yankee Group, more than 36 percent of wireline local calls and 60 percent of wireline long-distance calls have been replaced by wireless service usage.  K. Griffin, L. Barrabee and from 24.5 million connections in June 2002 to 23.2 million connections in June 2004 (an average annual decrease of 2.6 percent in an expanding market).

SBC California itself has experienced even greater wireline losses as its wireline count in California dropped from 17.6 million to 15.3 million in three years.  SBC California’s wireline loss represents an average annual decrease of 6.9 percent, a notably greater reduction than the 2.6 percent loss experienced by the overall wireline market in California.

Further competition is being spurred by IP and broadband services.  Forecasts show that VoIP consumer connections will explode nationwide, rising from about 130,000 in 2003 to more than 17.5 million in 2008.  Following the same nationwide pattern, the overall wireline market in California is decreasing as customers substitute wireless and broadband technologies for their wireline service.

Given this competition, the merger will not adversely affect competition for business customers.  SBC’s strength is in the sale of services to small and medium-sized business with a high percentage of their facilities in SBC’s in-region states, while AT&T’s strength is the sale of services nationwide and globally to large businesses.  Even where AT&T and SBC do compete for business telecommunications services, numerous factors ensure that the proposed transaction will have no adverse impact on competition:

•                  SBC and AT&T are only two of many firms with the ability to meet the requirements of business customers of all stripes.

•                  The sophistication of customers, the purchasing practices they employ, and the heterogeneity of the services they purchase, ensures vigorous competition among bidders.(41)

•                  The high fixed and relatively low marginal costs of operating telecommunications networks, as well as the existence of substantial overcapacity on those networks, ensure that the numerous firms vying for business will continue to compete vigorously(42)

P. Marshall, The Yankee Group, The Success of Wireline/Wireless Strategies Hinges on Delivering Consumer Value (Oct. 2004), p. 7.

(41)                            See Carlton & Sider Decl. ¶¶ 92-93.

(42)                            See id. ¶¶ 22, 27, 76.

•                  Because AT&T’s and SBC’s strengths in the business marketplace are largely complementary, they are not each other’s best or closest substitutes. In contrast to SBC’s largely in-region focus on relatively simple packages of services, AT&T’s focus is on serving customers with the largest and most complex national and global network and managed services needs.  Indeed, this complementarity means that the transaction will provide significant benefits to business customers.(43)

Whatever approach a business takes, it is met by a diverse array of firms competing to provide telecommunications services.  These competitors include not only the traditional set of transport-oriented carriers (IXCs, RBOCs, and CLECs), but also newer entrants with alternative networks originally conceived to carry Internet traffic and cable-based video services; system integrators combining the ability to provide managed services with expertise in putting together networks optimized to meet customer needs; and telephone and other communications equipment vendors and resellers offering products that in many cases are displacing traditional equipment and services.(44)  Thus, business customers not only have a variety of competitive choices for any particular type of service, they increasingly have choices among categories of services that allow them to address their underlying business needs in a variety of different ways.  In this regard, because many voice and data services are sold to all classes of customers, competition in one segment will benefit customers in all segments.

Nor will the merger diminish competition for mass market customers.  This is at least in part the result of AT&T’s unilateral and irreversible pre-merger decision, in 2004, to cease actively marketing local and long distance service to residential customers in light of changes in the market, the regulatory landscape, and the pace of technological change.  Among other things, AT&T has halted efforts to “win back” lost mass market customers and has dismantled both its mass market operations and regulatory infrastructure.  Thus, before its decision to merge with SBC, AT&T was no longer a price constraining force for the mass market, and consummation of the merger therefore obviously should have no adverse effect on competition in that market.

(43)                            See id. ¶ 6.

(44)                            Carlton & Sider Decl. ¶¶ 96-106.

Because AT&T has ceased actively competing in the mass market, the merger will not deprive residential customers of a major player in that segment.

The merger will not impede the technological innovation that is making competition for mass market customers more robust.  In addition to traditional competitors such as ILECs, CLECs, and cable operators using circuit switched technology, such as Cox and Comcast, new technology competitors are coming forward.  These include cable-based VoIP providers converting to VoIP and other IP-based services, such as Time Warner and Comcast, and other VoIP providers, such as Vonage.  With the introduction of 3G services, wireless providers (including Metro PCS, Cricket and others) will attract increasing numbers of “cord cutters” (one-way substitution of wireless for wireline service).

In addition, major cable operators – which together serve approximately 85 percent of U.S. households – have begun aggressively moving to offer VoIP on a nationwide basis, prompting analysts to predict that the growth of VoIP “poses a significant competitive challenge” to incumbent telephone companies.(45)  In light of AT&T’s current position in the mass market and the existence of a large and growing number of other market players competing in that market segment, the merger will not harm consumers.  On the contrary, it will create a strong company that will be positioned to compete in the mass market with more efficiency, effectiveness, and responsiveness.

C.                                    Quality of Service and Rates.

Service quality will be maintained or improve as a result of the merger.  The combined, more financially stable organization will be well equipped to increase investment in research and development, and to bring new products and services to customers.

AT&T benefits from the work of AT&T Labs, a direct descendant of the legendary Bell Telephone Laboratories, which was responsible for the basic inventions that led to the computer,

(45)                            Wireline Section, Communications Daily, Apr. 13, 2004 (quoting Standard & Poor’s).

cellular service, the transistor, various transformative video and voice transmission technologies, and countless other fundamental innovations that revolutionized communications and American life.  AT&T retained Bell Labs under the 1984 divestiture and, when AT&T spun off Lucent in 1995, Bell Labs was split into two entities.  The portions of Bell Labs devoted to research, development, and design of telecommunications networks and advanced services were reconstituted as AT&T Labs.(46)

Since that time, AT&T Labs, which has a substantial component of its operations in Menlo Park, California, has continued in the tradition of Bell Labs.  It is comprised of some of the world’s leading scientists, engineers, and IT specialists, including experts in advanced data networking, software engineering, systems integration, speech technology, and all aspects of the provision of service over IP.  These experts are integrating software and network components, developing processes to manage networks, developing new products and services, and ensuring that network capabilities can deliver services on both the smallest and largest scales.  AT&T Labs is also leading AT&T’s efforts to transform its existing communications networks from multiple, legacy systems, processes, and facilities to a uniform, advanced network supported by a single set of integrated systems, designed using IP capabilities that will enable delivery of the next generation of advanced communications services.  AT&T Labs’ researchers apply worldwide for new patents at a rate of nearly two per business day.(47)

SBC’s research and development arm is SBC Labs.  It is organized into four key technology areas:  broadband Internet, wireless systems, network services, and enterprise information technology.  SBC Labs’ current research focuses on several technologies that have the potential to enhance dramatically communications capabilities, including VoIP, Wi-Fi, fiber optic technologies, wireless/wireline integration, and network optimization.  SBC Labs’

(46)                            Eslambolchi Decl. ¶ 4.  Attached as Exhibit 3 to this Application is a copy of the Declaration of Hossein Eslambolchi which was submitted by the Applicants to the FCC on February 22, 2005.

(47)                            Eslambolchi Decl. ¶ 5.

milestone contributions include the development and deployment of packet technologies – a foundational building block in Internet transport for the exchange of traffic between Internet carriers.

The merger will make AT&T Labs’ innovations available to SBC’s mass market and medium-sized business customers.(48)  AT&T’s research and development breakthroughs for new enterprise services are relevant to mass market services.  Potential new products and services include fraud reduction and security solutions to protect against identity theft, speech and text technologies that would be beneficial to visually, hearing and speech impaired customers, and artificial intelligence overlays and speech recognition to simplify ordering, provisioning and repair.  Because AT&T has ceased actively marketing traditional local and long distance services to mass market customers, it is unlikely that consumers would realize the benefits of such innovations anytime soon in the absence of the merger.  By combining the complementary businesses of SBC and AT&T, the merger should lead to the development of this broad array of new services and capabilities.  Thus, the merger will result in improved service quality.

Overall service quality should also improve as a result of the integration of SBC’s and AT&T’s networks.  Integration will increase the efficiency of traffic handling and routing and thus assure a high quality of service.  Previously, traffic flowing between the independent SBC and AT&T IP networks was exchanged through a limited number of hand-off, or “peering” points.  This arrangement often might subject such traffic to convoluted, inefficient routes.  These problems will be avoided on a unified network where traffic flows from source to destination “on-net” and without inter-network hand-offs.  The efficiency increase of avoiding traffic hand-offs at fixed peering points will likely be up to 25 or even 50% over current inter-network traffic handling.(49)

(48)                            Kahan Decl. ¶ 32.

(49)                            In addition, the merger will not adversely affect the availability and quality of the service currently offered by AT&T-C, TCG-LA, TCG-SD, TCG-SF or SBC California.  Each of those entities will continue to exist post-merger and customers will receive their services at

D.                                    The Financial Strength of the Resulting Organization.

The merger will create an organization that will enjoy enhanced financial health and vigor.  Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future.  The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues, as the combined organization begins to offer new services to new markets.  And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure noted above will benefit all of its subsidiaries as well.  Thus, this merger satisfies the Commission’s traditional 854(a) inquiry into whether the proposed merger is likely to result in a broader base for financing, with more resultant flexibility.(50)

E.                                      Employment Outlook.

The merger of SBC and AT&T will create a much stronger job outlook for the combined organization.  By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow expansion into new markets, development of new technologies, and improvement of its currently existing services.  Furthermore, the workforce-related benefits of this merger extend beyond the combined organization’s employment needs.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed, which in turn creates more jobs in the overall economy.

tariffed rates.  The same is true for SBC California and the good service quality (as recently found by this Commission) that its customers experience.  See Comm’n’s Own Motion to Assess and Revise the New Regulatory Framework for Pacific Bell and Verizon California Inc.; Order Instituting Investigation on the Comm’n’s Own Motion to Assess and Revise the New Regulatory Framework for Pacific Bell and Verizon California Inc., Decision 03-10-088, mimeo, pp. 2-4 (Nov. 7, 2003) (comprehensively addressing SBC California service quality since adoption of the New Regulatory Framework in 1989).

(50)                            See AT&T-TCG Merger Decision, Decision 98-05-022, 1998 Cal. PUC LEXIS 533 at *30; AT&T-TCI Merger Decision, Decision 99-03-019, 1999 Cal. PUC LEXIS 382 at *26.

Recognizing the combined future economic and employment benefits, news of proposed merger was received well by union representatives.  For example, Edwin D. Hill, president of the International Brotherhood of Electrical Workers (“IBEW”), speaks highly of the merger stating that:

The IBEW is encouraged by the purchase of AT&T by SBC.  We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be a major step toward this goal.  The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.(51)

Morton Bahr, President of the Communications Workers of America (representing 15,000 AT&T employees and 95,000 SBC employees), concurs:

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers as well as shareholders of both companies.  Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.(52)

The merger is needed in light of the recent financial downturn in the telecommunications industry.  Since 1999, AT&T has reduced its overall workforce from over 100,000 employees to approximately 47,000.  Out of AT&T’s remaining workforce, less than 5% are California employees.  The combined long term employment outlook, both nationally and in California, following the merger is better than if the two companies continued operations independently.

(51)                            Press Release, International Brotherhood of Electrical Workers (Jan. 31, 2005), available at http://www.ibew.org/PressReleases/050131_pr.htm

(52)                            Press Release, Communications Workers of America (Jan. 31, 2005), available at http://www.cwa-union.org/news/PressReleaseDisplay.asp?ID=479

F.                                      Corporate Citizenship.

As a result of the merger, and the enhanced financial status of both companies, AT&T and SBC will continue their traditions of community involvement and good corporate citizenship.  When SBC merged with Pacific Telesis in 1997, consumer groups questioned SBC’s corporate citizenship, specifically challenging SBC’s commitment to California.  Since that merger, SBC has been a leader in corporate citizenship and a major contributor to the California economy, investing billions in infrastructure, employee payroll, procurement and philanthropy.

SBC has made unparalleled community contributions since the Telesis merger.  Since 1997, SBC California has invested over $35 billion in the state of California.  In 2003 alone, SBC California contributed over $5.6 billion through activities such as technology infrastructure improvements ($0.9 billion); payroll ($2.9 billion); purchases with California businesses, including minority, women and disabled veteran enterprises ($1.5 billion); taxes (over $254 million) and community investments (over $17.6 million).

As one of the largest employers in the state with over 45,000 employees, over 30,000 of whom are union represented employees, SBC serves all the California communities in which its employees live, and has encouraged them to volunteer their time to support community-based and philanthropic organizations.  Since 1997, SBC has contributed approximately $87 million to community-based organizations and community initiatives throughout the state.  In addition, SBC employees annually provide over a million volunteer hours to community-based and philanthropic organizations.

SBC has provided leadership by supporting programs that have improved penetration among lower income and under-served communities, rolling out technologies to assist disabled persons, worked to bridge the Digital Divide, and actively supported diversity across the spectrum.  SBC, for example, expanded efforts involving Universal Design to make telephone equipment and services available to persons with disabilities.  SBC’s Telecommunications Accessibility Group provides specialized customer care for persons with disabilities, including advice on free or discounted services, equipment referrals, and billing statements provided in Braille and large print.  SBC actively partners with the California Telephone Access Program (which manages the Equipment Loan Program offering an extensive range of assistive products), managed by this Commission, to inform Californians of the equipment and services available to persons with disabilities.

SBC is firmly committed to serving low-income, limited-English speaking, and minority communities and businesses.  These are a few examples of SBC’s numerous contributions:

•                  SBC’s partnership with the Universal Service Task Force (“USTF”) has yielded significant results:  increased levels of telephone subscribership in low-income households across California; improved marketing, billing and collections procedures to address the particular needs of limited English speaking customers and customers with disabilities; significantly reduced disconnections due to non-payment; and increased support for legislative, regulatory and grassroots efforts to increase awareness and knowledge of universal service programs across communities.

•                  Through its Diversity Marketing Group, SBC provides customer support to over 1.5 million customers in seven languages (Spanish, Mandarin, Cantonese, Korean, Vietnamese, Tagalog and Japanese), helping them with general billing questions, new connects, transfers of service and other service requests.  In 2003, SBC introduced the “Language Line,” a translation service trial project that allows SBC to serve customers in 150 languages, including Russian, French and Armenian.

•                  SBC has exceeded the goals established by this Commission for procurement of services from minority, women and disabled veteran businesses every year since 1994, and, in 2003, SBC spent nearly $400 million in California with minority, women and diverse vendors, representing a quarter of its total procurement spending.

•                  By funding the Applied Research Initiative with a contribution of $1 million, SBC has taken great strides in helping bridge the Digital Divide.  This initiative, a collaboration involving USTF, the Community Technology Foundation of California and community-based organizations, has already awarded its first research grant to develop an analysis and baseline data on the current use and the potential use of technology by underserved communities in California.  The baseline analysis will identify gaps and allow researchers to develop a better understanding of current technology use and unmet needs among underserved communities.  Further analysis of these data will allow researchers to develop better solutions to address these needs.

Widely recognized as a leader in corporate citizenship for its work in California and nationwide, SBC has received awards for workforce diversity, supplier diversity and philanthropy, including:

•                  America’s Most Admired Telecommunications Company, Fortune Magazine (1996-1998, 2000-2004);

•                  FTSE4Good honored SBC for social responsibility demonstrated through environmental conservation efforts, positive stakeholder relations and support of universal human rights;

•                  Best Companies for Minorities, Fortune Magazine (1999-2004).  SBC ranked No. 1 in the telecommunications industry, a title held for six consecutive years;

•                  Top 100 Companies, Hispanic Magazine (1989-2005).  SBC consistently ranked a top company for Latinos;

•                  The 50 Best Companies for Latinos to work, LATINA Style Magazine (1998-2004);

•                  Top 50 Companies for Diversity, DiversityInc (2000-2004).  SBC recognized for the fifth consecutive year for its dedication for improving diversity in the areas of management, marketing, supplier diversity and communications;

•                  Top 10 Companies for Supplier Diversity, DiversityInc (2002-2004).  SBC named No. 1 for supplier diversity across all industries in 2004;

•                  The SBC workforce is 47 percent women and 38 percent people of color, closely mirroring SBC-serviced communities.  Women also make up 29 percent of SBC senior management team — far exceeding most Fortune 500 companies; and

•                  Since 1984, SBC Communications and The SBC Foundation have contributed more than $1 billion to nonprofit organizations across the country.

AT&T also has a long tradition of community involvement and good corporate citizenship.  Since 1984, the AT&T Foundation alone (excluding AT&T donations), has contributed over $666 million in philanthropic support to non-profit organizations.  During that period, over $72 million was given to non-profits in California.  AT&T’s contributions have been recognized with numerous awards and distinctions including:

•                  Elite Eleven List of America’s Top Corporations, Women’s Business Enterprise National Council (2003-2004);

•                  Corporate Visionary Award, United States Hispanic Leadership (USHLI), 2003;

•                  Corporate Equality Index - 100% rating, Human Rights Campaign (2003-2004);

•                  America’s 50 Best Companies for Minorities, Fortune Magazine (2003-2004);

•                  100 Best Corporate Citizens, Business Ethics  (2004);

•                  Corporate Excellence in Diversity and Environmental Stewardship Award, ECO (2002);

•                  Top 50 Companies for People with Disabilities, Careers for the Disabled Magazine (2004); and

•                  Top 25 Recruitment Programs, Top 25 Vendor Programs, Corporate List of 100 providing best Opportunities for Hispanics, Hispanic Magazine (2003,2004).

The combined companies will maintain their commitment to being leaders in corporate citizenship in California.

G.                                    The Authority of This Commission to Regulate Rates and Service.

The approval of this change in control will not impair, compromise, or in any way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in California pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain full authority over the rates, services, and responsibilities in accordance with applicable law to the same extent that it does today.

H.                                    Related Governmental Filings.

In addition to filings with the Commission, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger.  For example, the Federal Communications Commission (“FCC”) will undertake a detailed review of the merger.  In addition, the Department of Justice will conduct its own review of the competitive aspects of this transaction pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and the rules promulgated thereunder.  The merger may also be reviewed by other state commissions.  SBC and AT&T also will make certain notifications to or filings with regulatory authorities in the numerous countries in which SBC or AT&T holds direct or indirect investments in telecommunications companies.

I.                                         Proposed Categorization and Schedule (Rule 6(a)).

Applicants request that this application be categorized as a ratesetting case under Section 1701.1(c)(3), and that the Commission rule that hearings are not required.  Because undue delay will harm the public interest, Applicants request the Commission review and approve the merger expeditiously.  Applicants propose the following schedule:

February 28, 2005	Application filed.

March 4, 2005	Appearance on Daily Calendar.

April 4, 2005	Protests due.

April 14, 2005	Replies due.

May 13, 2005	Draft Decision mailed.

June 2, 2005	Opening Comments due.

June 7, 2005	Reply Comments due.

June 30, 2005	Final Decision mailed.

V.                                    CONCLUSION.

For the foregoing reasons, SBC and AT&T request the Commission to authorize SBC to acquire indirect control of AT&T’s four California certificated NDIECs and CLECs, which is a result of the merger of AT&T and SBC by which AT&T will become a wholly owned subsidiary of SBC.  Applicants respectfully request that no hearings are necessary and that the authorization be provided in accordance with the schedule above, so as not to delay or prejudice consummation of the transaction.

Respectfully submitted, this 28th day of February, 2005 at San Francisco, California.

JAMES D. ELLIS	DAVID J. MILLER
WAYNE WATTS	AT&T COMMUNICATIONS OF CALIFORNIA, INC.
PAUL MANCINI
JOSEPH COSGROVE, JR.	MARK HADDAD
ADAM MCKINNEY	RANDOLPH W. DEUTSCH
SBC COMMUNICATIONS INC.	SIDLEY AUSTIN BROWN & WOOD LLP

THEODORE A. LIVINGSTON
CHRISTIAN F. BINNIG
HANS J. GERMANN
MAYER, BROWN, ROWE & MAW LLP

WILLIAM R. DREXEL
JAMES B. YOUNG
SBC WEST

PATRICK S. THOMPSON
WILLIAM J. DORGAN
PILLSBURY WINTHROP LLP

By		By
	Patrick S. Thompson		David J. Miller

Attorneys for SBC Communications Inc.			Attorneys for AT&T Corp.

EXHIBIT 14

Form 851	AT&T CORP AND INCLUDIBLE SUBSIDIARIES	ATTACHMENT A
Affiliations Schedule	U.S. CORPORATION INCOME TAX RETURN	EIN: 13-4924710
FOR YEAR ENDED DECEMBER 31, 2003

						Stockholdings at Beginning of Year
Entity	Part I Prepayment Credits		Part II Voting Stock Information, Principal Business Activity, Etc.	PBA	Nondiv.	Number of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
	Common Parent Corporation:

1	AT&T Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-4924710	Common Parent Co.	517000

	Form 7004 Tax Deposits	$23,424,489

	Estimated Tax Credits / Deposits (Sect. 1441 & 1446 Withholding)	$26,130,000

	Total	$49,554,489

	Subsidiary Corporations:

2	AT&T Communications, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-2473192	Communication Services	517000	N	1	100.00%	100.00%	1

3	AT&T Communications of New England, Inc. 99 Bedford Street, 4th Floor, Boston, MA 02111	22-2473170	Communication Services	517000	N	1	100.00%	100.00%	1

4	AT&T Communications of New York, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-2473240	Communication Services	517000	N	1	100.00%	100.00%	1

11	AT&T Communications of West Virginia, Inc. 1219 Virginia Street, Charleston, WV 25309	22-2473234	Communication Services	517000	N	1	100.00%	100.00%	1

14	AT&T Communications of Ohio, Inc. Two Nationwide Plaza, 14th Floor, Columbus, OH 43215	22-2473244	Communication Services	517000	N	1	100.00%	100.00%	1

1

						Stockholdings at Beginning of Year
Entity	Part I Prepayment Credits		Part II Voting Stock Information, Principal Business Activity, Etc.	PBA	Nondiv.	Number of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
15	AT&T Communications of Michigan, Inc. 220 N. Capital, Room 302, Lansing, Ml 48933	22-2473182	Communication Services	517000	N	1	100.00%	100.00%	1

16	AT&T Communications of Indiana, Inc. One American Square, P.O. Box 82029, Indianapolis, IN 46204	22-2473226	Communication Services	517000	N	1	100.00%	100.00%	1

18	AT&T Communications of Illinois, Inc. 913 South 6th Street, 3rd Floor, Springfield, IL 62703	22-2473228	Communication Services	517000	N	1	100.00%	100.00%	1

19	AT&T Communications of the Midwest, Inc. 10825 Old Mill Road, 2nd Floor, Omaha, NE 68154	22-2473242	Communication Services	517000	N	1	100.00%	100.00%	1

20	AT&T Communications of the Southwest, Inc. 1100 Main Street, Suite 1400, Kansas City, MO 54105	22-2473174	Communication Services	517000	N	1	100.00%	100.00%	1

21	AT&T Communications of the Mountain States, Inc. 1875 Lawrence Street, Denver, CO 80202	22-2473181	Communication Services	517000	N	1	100.00%	100.00%	1

22	AT&T Communications of the Pacific Northwest, Inc. 1218 Third Avenue, Seattle, WA 98101	22-2473245	Communication Services	517000	N	1	100.00%	100.00%	1

23	AT&T Communications of California, Inc. 79 Folsom Street, San Francisco, CA 94107	22-2473246	Communication Services	517000	N	1	100.00%	100.00%	1

24	AT&T Communications of Nevada, Inc. 1005 Terminal Way, Reno, NV 89502	22-2473171	Communication Services	517000	N	1	100.00%	100.00%	1

27	AT&T Communications Americas, Inc. 340 Mt. Kemble Avenue, Morristown, NJ 07960	22-2744359	Communication Services	517000	N	100	100.00%	100.00%	248

28	AT&T Communications of New Hampshire, Inc. Nine Capitol Street, Concord, NH 03301	22-2801317	Communication Services	517000	N	1	100.00%	100.00%	1

2

						Stockholdings at Beginning of Year
Entity	Part I Prepayment Credits		Part II Voting Stock Information, Principal Business Activity, Etc.	PBA	Nondiv.	Number of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
30	AT&T Resource Management Corporation One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-5293170	Communications Services	517000	N	1	100.00%	100.00%	1

34	AT&T of the Virgin Islands, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6178508	Communication Services	517000	N	1	100.00%	100.00%	1

35	AT&T of Puerto Rico, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	66-0177929	Communication Services	517000	N	1	100.00%	100.00%	1

38	AT&T China, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-2433990	Business Services	561490	N	1	100.00%	100.00%	248

39	AT&T Mediterranean Ltd. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-2429954	Business Services	561490	N	1	100.00%	100.00%	248

44	MNS Acquisition Corporation. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3098957	Holding Company	551112	N	100	100.00%	100.00%	1

49	AT&T India Ltd. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-2912497	Business Services	561490	N	1	100.00%	100.00%	248

50	AT&T Information Systems, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3031884	Business Services	561490	N	1	100.00%	100.00%	1

55	AT&T Technologies, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3031711	Business Services	561490	N	1	100.00%	100.00%	1

61	AT&T Nevada, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182736	Inactive	INAC	N	1	100.00%	100.00%	1

3

						Stockholdings at Beginning of Year
Entity	Part I Prepayment Credits		Part II Voting Stock Information, Principal Business Activity, Etc.	PBA	Nondiv.	Number of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
62	AT&T Pennsylvania Equipment, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182738	Inactive	INAC	N	1	100.00%	100.00%	1

63	AT&T D.C., Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182740	Inactive	INAC	N	1	100.00%	100.00%	1

64	AT&T Maryland, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182741	Inactive	INAC	N	1	100.00%	100.00%	1

65	AT&T Virginia, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182744	Inactive	INAC	N	1	100.00%	100.00%	1

66	AT&T West Virginia, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182742	Inactive	INAC	N	1	100.00%	100.00%	1

67	AT&T Vietnam, Ltd. (f/k/a AT&T Delaware, Inc.) 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182747	Inactive	INAC	N	1	100.00%	100.00%	1

68	AT&T Illinois, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182745	Partnership	561490	N	1	100.00%	100.00%	1

69	AT&T Indiana, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182751	Inactive	INAC	N	1	100.00%	100.00%	1

70	AT&T Michigan, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182748	Inactive	INAC	N	1	100.00%	100.00%	1

71	AT&T Mountain, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182753	Inactive	INAC	N	1	100.00%	100.00%	1

72	AT&T Northeast Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182752	Inactive	INAC	N	1	100.00%	100.00%	1

73	AT&T New Jersey, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182755	Inactive	INAC	N	1	100.00%	100.00%	1

4

						Stockholdings at Beginning of Year
Entity	Part I Prepayment Credits		Part II Voting Stock Information, Principal Business Activity, Etc.	PBA	Nondiv.	Number of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
74	AT&T New York, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182757	Partnership	561490	N	1	100.00%	100.00%	1

75	AT&T North Central, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182761	Inactive	INAC	N	1	100.00%	100.00%	1

76	AT&T Ohio, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182759	Inactive	INAC	N	1	100.00%	100.00%	1

77	AT&T Northwest Coast, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182734	Inactive	INAC	N	1	100.00%	100.00%	1

78	American Telephone and Telegraph California, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182763	Inactive	INAC	N	1	100.00%	100.00%	1

80	AT&T Southeast, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182731	Inactive	INAC	N	1	100.00%	100.00%	1

82	AT&T Wisconsin, Inc. 188 Mt. Airy Road, Basking Ridge, NJ 07920	13-3182727	Inactive	INAC	N	1	100.00%	100.00%	1

85	American Bell International, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-2088813	Inactive	INAC	N	1	100.00%	100.00%	1

86	American Bell Technologies, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3214021	Inactive	INAC	N	1	100.00%	100.00%	1

87	American Bell Information, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3214019	Inactive	INAC	N	1	100.00%	100.00%	1

88	American Bell Communications, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3214024	Inactive	INAC	N	1	100.00%	100.00%	1

89	American Bell, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3213999	Communication Services	517000	N	1	100.00%	100.00%	1

5

						Stockholdings at Beginning of Year
Entity	Part I Prepayment Credits		Part II Voting Stock Information, Principal Business Activity, Etc.	PBA	Nondiv.	Number of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
90	American Telephone and Telegraph Co. of Arkansas One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097376	Communication Services	517000	N	400	100.00%	100.00%	1

91	American Telephone and Telegraph Co. of Baltimore City One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097377	Sea Cable Replacing (inactive)	INAC	N	150	100.00%	100.00%	1

92	American Telephone and Telegraph Co. of Delaware One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097378	Communication Services	517000	N	150	100.00%	100.00%	1

93	East Pittsburgh Telephone Company One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097379	Inactive	INAC	N	100	100.00%	100.00%	1

94	The American Telephone and Telegraph Co. of Illinois One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097380	Inactive	INAC	N	1,000	100.00%	100.00%	1

95	The American Telephone and Telegraph Co. of Indiana, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097381	Inactive	INAC	N	250	100.00%	100.00%	1

96	American Telephone and Telegraph Co. of Michigan One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097382	Inactive	INAC	N	250	100.00%	100.00%	1

97	American Telephone and Telegraph Co. of New Jersey One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097383	Inactive	INAC	N	1,320	100.00%	100.00%	1

98	The Ohio Telephone and Telegraph Company One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097384	Inactive	INAC	N	250	100.00%	100.00%	1

99	The American Telegraph and Telephone Co. of Pennsylvania One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097385	Inactive	INAC	N	5,000	100.00%	100.00%	1

6

						Stockholdings at Beginning of Year
Entity	Part I Prepayment Credits		Part II Voting Stock Information, Principal Business Activity, Etc.	PBA	Nondiv.	Number of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
100	American Telephone and Telegraph Co. of Rhode Island One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097386	Inactive	INAC	N	150	100.00%	100.00%	1

101	American Telephone and Telegraph Co. of Virginia One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097387	Inactive	INAC	N	500	100.00%	100.00%	1

102	The American Telephone and Telegraph Co. of Wisconsin One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097388	Inactive	INAC	N	100	100.00%	100.00%	1

103	American Telephone and Telegraph Co. of Wyoming One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-6097389	Inactive	INAC	N	100	100.00%	100.00%	1

110	American Ridge Insurance Co. 600 Financial Plaza, Burlington, VT 05401	03-0317199	Insurance Company	524290	N	100.000	100.00%	100.00%	1

112	Datotek, Inc. 3801 Realty Road, Dallas, TX 75244	74-2033213	Manuf. Electronic Components	334410	N	1	100.00%	100.00%	1

118	AT&T CIS Ltd. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3092203	Business Services	561490	N	100	100.00%	100.00%	248

129	AT&T Capital Holdings International, Inc. 44 Whippany Road, Morristown, NJ 07960	22-3022021	Business Services	561490	N	1	100.00%	100.00%	195

133	AT&T Credit Investments I, Inc. 44 Whippany Road, Morristown, NJ 07960	22-3014471	Equipment Lease	561490	N	1	100.00%	100.00%	129

140	Subsidiary Corporation One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3086386	Inactive	INAC	N	1	100.00%	100.00%	1

141	FDS Corporation One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-4054508	Inactive	INAC	N	1	100.00%	100.00%	1

7

						Stockholdings at Beginning of Year
Entity	Part I Prepayment Credits		Part II Voting Stock Information, Principal Business Activity, Etc.	PBA	Nondiv.	Number of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
168	AT&T Investment Management Corporation One Oak Way, Berkeley Heights, NJ 07922	22-3164769	Pension Asset Management	525990	N	1	100.00%	100.00%	1

169	AT&T Teleticket Services Co., Inc. 1919 Capital Avenue, Cheyenne, WY 82001	22-3208741	Communication Services	517000	N	1	100.00%	100.00%	1

174	AT&T Ventures Corporation One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3158967	Business Services	551112	N	1	100.00%	100.00%	1

175	AT&T Ventures Management, Inc. 101 Parkway, Short Hills, NJ 07078	22-3205777	Holding Company	551112	N	1	100.00%	100.00%	174

176	Smart Card Systems and Solutions, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3179510	Marketing Credit Card Technologies	541519	N	1	100.00%	100.00%	174

177	222 Realty, Inc. 222 Mt. Airy Road, Basking Ridge, NJ 07920	22-3244233	Real Estate Brokerage	531120	N	1	100.00%	100.00%	1

182	Ipanema Leasing, Inc. 44 Whippany Road, Morristown, NJ 07960	52-1750802	Business Services	561490	N	1	100.00%	100.00%	195

183	AT&T Capital Holdings, Inc. 44 Whippany Road, Morristown, NJ 07960	22-3022020	Holding Company (Leasing)	551112	N	1	100.00%	100.00%	1

184	AT&T Middle East Ltd. 400 Interpace Parkway, Parsippany, NJ 07054	22-3212627	Communication Services	517000	N	1	100.00%	100.00%	248

187	AT&T Transaction Services, Inc. 10 Independence Blvd., Warren, NJ 07059-6747	22-3256005	Communication Services	517000	N	1	100.00%	100.00%	1

189	AT&T Communications of Hawaii, Inc. Suite 1600 Pauhi Tower, 1001 Bishop Street, Honolulu, HI 96813	22-3323403	Communication Services	517000	N	1	100.00%	100.00%	1

193	Worldpartners Company 100 Atrium Drive, Room 1A102, Somerset, NJ 08873	22-3257697	Inactive	INAC	N	1	100.00%	100.00%	1

8

						Stockholdings at Beginning of Year
Entity	Part I Prepayment Credits		Part II Voting Stock Information, Principal Business Activity, Etc.	PBA	Nondiv.	Number of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
194	American Telephone and Telegraph Company One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3323404	Business Services	561490	N	1	100.00%	100.00%	1

195	AT&T Credit Holdings, Inc. 44 Whippany Road, Morristown, NJ 07960	13-3240679	Business Services	561490	N	1	100.00%	100.00%	183

197	AT&T Finance Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3323405	Communication Services	517000	N	1	100.00%	100.00%	1

198	AT&T Financial Services, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3323406	Business Services	561490	N	1	100.00%	100.00%	1

199	AT&T Seamless Services, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3257694	Communication Services	517000	N	1	100.00%	100.00%	1

224	NanoVision, Inc. 11 Eagle Rock Avenue, East Hanover, NJ 07936	22-3323409	Research & Development	541700	N	1	100.00%	100.00%	174

226	AT&T Worldplus, Inc. 101 JFK Parkway, Short Hills, NJ 07078	22-3479348	Communication Services	517000	N	1,000	100.00%	100.00%	1

227	AT&T Worldplus USA, Inc. 101 JFK Parkway, Short Hills, NJ 07078	22-3479349	Communication Services	517000	N	1,000	100.00%	100.00%	1

228	AT&T Worldplus International, Inc. 101 JFK Parkway, Short Hills, NJ 07078	22-3300641	Communication Services	517000	N	1,000	100.00%	100.00%	1

229	AT&T Pan-European Services, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3325129	Holding Company	551112	N	1,000	100.00%	100.00%	1

9

						Stockholdings at Beginning of Year
Entity	Part I Prepayment Credits		Part II Voting Stock Information, Principal Business Activity, Etc.	PBA	Nondiv.	Number of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
232	Interchange Holdings International Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3372591	Communications Services	517000	N	1	100.00%	100.00%	248

240	Business On-Line Services Corp. 131 Morristown Rd., Basking Ridge, NJ 07920	22-3346976	Dev. and Oper. of On-Line Services	541519	N	1.000	100.00%	100.00%	1

241	AT&T Alascom 210 East Bluff Road. Anchorage, AK 99501	92-0037455	Communications Services	517000	N	3,603,740	100.00%	100.00%	1
`
245	AT&T ROSNET International Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3391387	Communications Services	517000		10	100.00%	100.00%	248

246	AT&T Telecom Mexico Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3397937	Communications Services	517000	N	1.000	100.00%	100.00%	1

248	AT&T Communications Services International Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3409327	Communications Services	517000	N	1.000	100.00%	100.00%	I

249	AT&T World Personnel Services Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3409320	Payroll & Benefit Services	541990	N	1.000	100.00%	100.00%	248

250	AT&T Communications Services Holdings Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3409328	Holding Company	551112	N	1,000	100.00%	100.00%	248

251	AT&T Communications Services Taiwan Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3409326	Business Services	561490	N	1,000	100.00%	100.00%	248

252	AT&T Communications Services Thailand Ltd. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3409324	Business Services	561490	N	1.000	100.00%	100.00%	248

10

						Stockholdings at Beginning of Year
			Part II Voting Stock Information,			Number
Entity	Part I Prepayment Credits		Principal Business Activity, Etc.	PBA	Nondiv.	of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
253	AT&T Global Communications Services Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3409329	Business Services	561490	N	1,000	100.00%	100.00%	248

255	AT&T Communications Services Asia/Pacific Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3428410	Business Services	561490	N	1,000	100.00%	100.00%	248

257	AT&T Communications Services Africa Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3428405	Business Services	561490	N	1,000	100.00%	100.00%	248

259	AT&T Venezuala Holdings, Ltd. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3428404	Communications Services	517000	N	1,000	100.00%	100.00%	1

260	AT&T Communications Services Gulf States Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3428417	Business Services	561490	N	1,000	100.00%	100.00%	248

266	AT&T Canada L.D. Holdings Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3418543	Communications Services	517000	N	1,000	100.00%	100.00%	1

268	AT&T Canada Investments Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3418542	Communications Services	517000	N	1,000	100.00%	100.00%	1

269	AT&T Services Company, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3425715	Business Services	561490	N	1,000	100.00%	100.00%	1

270	AT&T Technical Services Company, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3425717	Business Services	561490	N	1,000	100.00%	100.00%	1

271	AT&T Professional Services Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3425719	Business Services	561490	N	1,000	100.00%	100.00%	1

272	AT&T Solutions, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3434843	Communications Services	517000	N	1,000	100.00%	100.00%	1

273	AT&T Communications Services Ltd. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3436743	Communications Services	517000	N	1	100.00%	100.00%	248

276	AT&T Egypt Ltd. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3454591	Communications Services	517000	N	1,000	100.00%	100.00%	248

11

						Stockholdings at Beginning of Year
			Part II Voting Stock Information,			Number
Entity	Part I Prepayment Credits		Principal Business Activity, Etc.	PBA	Nondiv.	of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
279	Global Card Holdings Inc. 131 Morristown Road, Basking Ridge, NJ 07920	31-1539886	Business Services	561490	N	1	100.00%	100.00%	1

282	AT&T Northern Ventures, Ltd. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3571622	Holding Company	551112	N	1,000	100.00%	100.00%	248

286	a2b Music, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3608461	Communications Services	517000	N	1,000	100.00%	100.00%	1

290	AT&T ADC Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	94-3316352	Communications Services	517000	N	100	100.00%	100.00%	1

293	Lucky Dog, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3600827	Communications Services	517000	N	1,000	100.00%	100.00%	1

306	AT&T Communications of Indiana, GP One AT&T Way Rt. 202/206 Bedminster, NJ 07921	52-2309590	Communications Services	517000	N	N/A	99.00 1.00%%	99.00 1.00%%	16 342

315	ATTLA Holding Corp. (FKA Bentis, Inc.) One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3681225	Business Services	561490	N	1	100.00%	100.00%	1

321	GXT Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	88-0441482	Communications Services	517000	N	1	100.00%	100.00%	1

332	AT&T Government Solutions, Inc. (f/k/a as GRC International Inc.) One AT&T Way Rt. 202/206 Bedminster, NJ 07921	95-2131929	Communications Services	517000	N	100	100.00%	100.00%	1

337	GCI Incorporated (FKA LMN Merger Subsidiary Corp.) One AT&T Way Rt. 202/206 Bedminster, NJ 07921	54-1521871	Communications Services	517000	N	5,000	100.00%	100.00%	1

12

						Stockholdings at Beginning of Year
			Part II Voting Stock Information,			Number
Entity	Part I Prepayment Credits		Principal Business Activity, Etc.	PBA	Nondiv.	of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
342	ATTDH, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	52-2297087	Communications Services	517000	N	0	0.00%	0.00%	16

345	AT&T Froghall Holdings II, LLC One AT&T Way Rt. 202/206 Bedminster, NJ 07921	88-0491934	Communications Services	517000	N	0	0.00%	0.00%	N/A

347	AT&T Communications Services, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	52-2316376	Communications Services	517000	N	0	0.00%	0.00%	N/A

350	MCR Federal, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	54-1509594	Communications Services	517000	N	80	100.00%	100.00%	352

351	GRCI Technical Services Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	54-1848298	Communications Services	517000	N	196	100.00%	100.00%	352

352	Management Consulting & Research, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	54-1038828	Communications Services	517000	N	5,000	100.00%	100.00%	350

350	MCR Federal, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	54-1509594	Communications Services	517000	N	80	100.00%	100.00%	352

354	MCR Healthcare, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921 Merged into Management Consulting & Reasearch Inc. on January 1, 2003	54-1797522	Communications Services	517000	N	100	100.00%	100.00%	352

355	MCR Federal Healthcare, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	54-1763168	Communications Services	517000	N	80	100.00%	100.00%	354

356	MCR International, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921 Merged into Management Consulting & Reasearch Inc. on January 1, 2003	54-1797524	Communications Services	517000	N	100	100.00%	100.00%	352

357	MCR Technologies, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	54-1805072	Communications Services	517000	N	80	100.00%	100.00%	352

13

						Stockholdings at Beginning of Year
			Part II Voting Stock Information,			Number
Entity	Part I Prepayment Credits		Principal Business Activity, Etc.	PBA	Nondiv.	of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
358	MCR Advanced Technologies, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921 Merged into MCR Technologies, Inc. on January 1, 2003	54-1797519	Communications Services	517000	N	80	100.00%	100.00%	357

359	MCR Business Technologies, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921 Merged into MCR Technologies, Inc. on January 1, 2003	54-1797523	Communications Services	517000	N	1	100.00%	100.00%	357

361	Azincourt Holdings, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	54-2001733	Communications Services	517000	N	0	0.00%	0.00%	337

362	Exeter Data Services, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	86-0975729	Communications Services	517000	N	0	0.00%	0.00%	337

363	Agave Resources, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	51-0393561	Communications Services	517000	N	0	0.00%	0.00%	337

389	AT&T BROADBAND T-HOLDINGS, INC. 183 Inverness Drive West, 3rd Floor, Englewood, CO 80112	84-1376034	Cable	517000	N	10,000	100.00%	100.00%	1

390	AT&T BROADBAND T-SERVICES, INC. 183 Inverness Drive West, 3rd Floor, Englewood, CO 80112	84-1376035	Cable	517000	N	11,000	100.00%	100.00%	1

392	TCI TELEPORT HOLDINGS, INC. 183 Inverness Drive West, 3rd Floor, Englewood, CO 80112	84-1376032	Cable	517000	N	1,000	100.00%	100.00%	1

393	UNITED ARTISTS INVESTMENTS, INC. 183 Inverness Drive West, 3rd Floor, Englewood, CO 80112	84-1066588	Cable	517000	N	4,229	100.00%	100.00%	1

14

						Stockholdings at Beginning of Year
			Part II Voting Stock Information,			Number
Entity	Part I Prepayment Credits		Principal Business Activity, Etc.	PBA	Nondiv.	of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
397	TCI TELEPORT, INC. (CO) 183 Inverness Drive West, 3rd Floor, Englewood, CO 80112	84-1200573	Cable	517000	N	1,014	100.00%	100.00%	1

399	Universal Holdcorp, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	51-0383141	Communications Services	517000	N	1	100.00%	100.00%	1

398	Italy Merger Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3641370	Communications Services	517000	N	1,000	100.00%	100.00%	1

A02	ACC Long Distance Corporation, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1291418	Communication Services	517000	N	1	100.00%	100.00%	A03

A03	ACC Corporation, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1175232	Communication Services	517000	N	100	100.00%	100.00%	B00

A04	ACC Long Distance of Massachusetts Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1410586	Communication Services	517000	N	1	100.00%	100.00%	A05

A05	ACC National Long Distance Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1456981	Communication Services	517000	N	1	100.00%	100.00%	A03

A06	Vista International Communications, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3148838	Communication Services	517000	N	1	100.00%	100.00%	A05

A07	ACC Long Distance of New Hampshire Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1454296	Communication Services	517000	N	1	100.00%	100.00%	A05

A08	ACC Long Distance of Vermont Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1456984	Communication Services	517000	N	1	100.00%	100.00%	A05

15

						Stockholdings at Beginning of Year
			Part II Voting Stock Information,			Number
Entity	Part I Prepayment Credits		Principal Business Activity, Etc.	PBA	Nondiv.	of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
A09	ACC Long Distance of Connecticut Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1414774	Communication Services	517000	N	1	100.00%	100.00%	A05

A10	ACC Long Distance of Georgia Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1453420	Communication Services	517000	N	1	100.00%	100.00%	A05

A11	ACC Long Distance of Rhode Island Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1459351	Communication Services	517000	N	1	100.00%	100.00%	A05

A12	ACC Long Distance of Illinois Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1410587	Communication Services	517000	N	1	100.00%	100.00%	A03

A13	ACC Long Distance of Ohio Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1410579	Communication Services	517000	N	1	100.00%	100.00%	A03

A14	ACC Long Distance of Pennsylvania Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1414777	Communication Services	517000	N	1	100.00%	100.00%	A03

A15	ACC National Telecom Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1455828	Communication Services	517000	N	1	100.00%	100.00%	A03

A16	ACC Global Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1367284	Communication Services	517000	N	100	100.00%	100.00%	A03

A17	ACC Local Fiber Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1355362	Communication Services	517000	N	100	100.00%	100.00%	A03

A18	ACC Radio Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-0808331	Communication Services	517000	N	100	100.00%	100.00%	A03

A19	ACC Credit Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1477277	Communication Services	517000	N	1	100.00%	100.00%	A03

16

						Stockholdings at Beginning of Year
			Part II Voting Stock Information,			Number
Entity	Part I Prepayment Credits		Principal Business Activity, Etc.	PBA	Nondiv.	of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
A20	ACC Service Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1456980	Communication Services	517000	N	1	100.00%	100.00%	A03

A21	ACC Long Distance of Maine Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1456983	Communication Services	517000	N	1	100.00%	100.00%	A05

A22	ACC Long Distance Sales Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1454370	Communication Services	517000	N	1	100.00%	100.00%	A05

A23	ACC Network Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1133852	Communication Services	517000	N	100	100.00%	100.00%	A03

A24	Danbury Cellular Telephone Co., Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	06-1167340	Communication Services	517000	N	100	100.00%	100.00%	A03

A25	ACC Cellular Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1410583	Communication Services	517000	N	1	100.00%	100.00%	A03

A26	Cel Tel Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3645144	Communication Services	517000	N	1	100.00%	100.00%	A03

A27	United Bluegrass Cellular Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3645145	Communication Services	517000	N	1	100.00%	100.00%	A03

B00	Teleport Communications Group, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3173139	Communication Services	517000	N	1,000	100.00%	100.00%	1

B02	TC Boston Holdings Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3375441	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B03	TCG Partners Holdings I, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1228448	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B04	TCG Partners Holdings II, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	51-0351464	Communication Services	517000	N	1,000	100.00%	100.00%	B00

17

						Stockholdings at Beginning of Year
			Part II Voting Stock Information,			Number
Entity	Part I Prepayment Credits		Principal Business Activity, Etc.	PBA	Nondiv.	of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
B05	TCG Partners Holdings III, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	58-2025868	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B06	TCG Delaware Valley, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-2728421	Communication Services	517000	N	1,000	100.00%	100.00%	B58

B07	Biztel Communications, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3084038	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B08	TC New York Holdings II, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3155114	Communication Services	517000	N	1,000	100.00%	100.00%	B20

B09	TC New York Holdings I, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3596409	Communication Services	517000	N	1,000	100.00%	100.00%	B20

B10	TCG America, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3743574	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B11	TCG Services, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3734156	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B12	TCG Houston Systems, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3734164	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B13	TCG Indiana, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3752262	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B14	TCG Indianapolis, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3734167	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B15	TCG Joint Venture Holdings, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3744864	Communication Services	517000	N	1,000	100.00%	100.00%	B00

18

						Stockholdings at Beginning of Year
			Part II Voting Stock Information,			Number
Entity	Part I Prepayment Credits		Principal Business Activity, Etc.	PBA	Nondiv.	of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
B16	TCG Miami, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	52-1639385	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B17	TCG Milwaukee, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3734163	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B18	TCG New Hampshire, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3752260	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B19	TCG New Jersey, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3734159	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B20	TCG New York, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3734165	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B21	TCG Payphones, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3734157	Communication Services	517000	N	1,000	100.00%	100.00%	B20

B22	TCG Pennsylvania, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3734161	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B23	TCG Phoenix, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3752259	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B24	TCG Seattle, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3744867	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B25	TCG St. Louis, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3734166	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B26	Teleport Communications Atlanta, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	52-1639249	Communication Services	517000	N	1,000	100.00%	100.00%	B00

19

						Stockholdings at Beginning of Year
			Part II Voting Stock Information,			Number
Entity	Part I Prepayment Credits		Principal Business Activity, Etc.	PBA	Nondiv.	of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
B27	Teleport Communications Chicago, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	52-1639244	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B28	Teleport Communications Dallas, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	52-1639390	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B29	Teleport Communications Houston, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	52-1639388	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B30	Teleport Communications Los Angeles, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	52-1639382	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B31	Teleport Communications San Francisco, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	52-1639381	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B32	Teleport Communications Systems Illinois, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	36-3848656	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B33	TCG Connecticut Holdings I, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1250616	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B34	TCG Connecticut Holdings II, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	51-0356755	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B35	TCG Connecticut Holdings III, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	58-2090069	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B36	TCG South Florida Holdings I, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1250617	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B37	TCG South Florida Holdings II, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	51-0356761	Communication Services	517000	N	1,000	100.00%	100.00%	B00

20

						Stockholdings at Beginning of Year
			Part II Voting Stock Information,			Number
Entity	Part I Prepayment Credits		Principal Business Activity, Etc.	PBA	Nondiv.	of	% Voting	% of	Owned by
Code	Name and Address of Corporation	EIN	Business Activity	Code	Distrib.	Shares	Power	Value	Corp No
				(a)	(b)
B38	TCG Detroit Holdings I, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1250620	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B39	TCG Detroit Holdings II, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	51-0356760	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B40	Teleport Communications Washington, D.C., Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3549460	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B41	TCG Los Angeles Holdings I, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1250627	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B42	TCG Los Angeles Holdings II, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	51-0356759	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B43	TCG Southwestern Holdings, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	33-0586307	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B44	TCG Omaha Holdings, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	58-2008697	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B45	TCG Phoenix Holdings I, Inc.	84-1254525	Communication Services	517000	N	1,000	100.00%	100.00%	B00
	One AT&T Way Rt. 202/206 Bedminster, NJ 07921

B46	TCG Pittsburgh Holdings, Inc.	84-1177619	Communication Services	517000	N	1,000	100.00%	100.00%	B00
	One AT&T Way Rt. 202/206 Bedminster, NJ 07921

B47	TCG San Diego Holdings, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	58-2068055	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B48	TCG Chicago Holdings, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1153147	Communication Services	517000	N	1,000	100.00%	100.00%	B00

21

						Stockholdings at Beginning of Year
Entity Code		EIN	Part II Voting Stock Information,	PBA Code	Nondiv. Distrib.	Number of Shares	% Voting Power	% of Value	Owned by Corp No
	Part I Prepayment Credits		Principal Business Activity, Etc.
	Name and Address of Corporation		Business Activity
				(a)	(b)
B49	TCG Dallas Holdings I, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1145170	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B50	TCG Dallas Holdings II, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1292235	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B51	TCG Illinois Holdings, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1254522	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B52	TCG Seattle Holdings I, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1161310	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B53	TCG San Francisco Holdings, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1254524	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B54	TCG Cerfnet, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	33-0653463	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B55	TCG Midsouth, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3929659	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B56	Biztel, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3444942	Communication Services	517000	N	1,000	100.00%	100.00%	B07

B57	CNSI Acquisition Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3929517	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B58	TCG DV Holdings, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	51-0351466	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B59	TCG International, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3948378	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B60	TCG Merger Co., Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3979022	Communication Services	517000	N	1,000	100.00%	100.00%	B00

22

						Stockholdings at Beginning of Year
Entity Code		EIN	Part II Voting Stock Information,	PBA Code	Nondiv. Distrib.	Number of Shares	% Voting Power	% of Value	Owned by Corp No
	Part I Prepayment Credits		Principal Business Activity, Etc.
	Name and Address of Corporation		Business Activity
				(a)	(b)
B61	TCG Virginia, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3929670	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B62	TCG Kansas City, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3962788	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B63	TC Systems, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3547202	Communication Services	517000	N	1,000	100.00%	100.00%	B20

B64	TC Boston Holdings II, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	04-2988279	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B65	TCG St. Louis Holdings, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1258107	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B66	TCG Payphones USA, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3948453	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B67	TCG Minnesota, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3929657	Communication Services	517000	N	1.000	100.00%	100.00%	B00

B68	TCG of the Carolinas, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3961750	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B69	TCG Billing Services, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-4006459	Communication Services	517000	N	1,000	100.00%	100.00%	B00

B70	Teleport Communications Boston, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921 Teleport Communications Boston, Inc. was formed on October 28, 2003	43-2033443	Communication Services	517000	N	0	N/A	0.00%	N/A

BP1	TCG Chicago One AT&T Way Rt. 202/206 Bedminster, NJ 07921	06-1383442	Communication Services	517000	N	N/A	35 34 31%%%	35 34 31%%%	B27 B48 B00

23

						Stockholdings at Beginning of Year
Entity Code		EIN	Part II Voting Stock Information,	PBA Code	Nondiv. Distrib.	Number of Shares	% Voting Power		% of Value		Owned by Corp No
	Part I Prepayment Credits		Principal Business Activity, Etc.
	Name and Address of Corporation		Business Activity
				(a)	(b)
BP2	TCG Colorado One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3844083	Communication Services	517000	N	N/A	99 1%%		99 1%%		BPG B15

BP3	TCG Connecticut One AT&T Way Rt. 202/206 Bedminster, NJ 07921	06-1383452	Communication Services	517000	N	N/A	35 37 8 20	%%%%	35 37 8 20	%%%%	BPG B33 B35 B34

BP4	TCG Dallas One AT&T Way Rt. 202/206 Bedminster, NJ 07921	06-1383447	Communication Services	517000	N	N/A	30 37 15 19	%%%%	30 37 15 19	%%%%	B28 B49 BPG B50

BP6	TCG Data-New York One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3844088	Communication Services	517000	N	N/A	99 1%%		99 1%%		BPG B15

BP7	TCG Detroit One AT&T Way Rt. 202/206 Bedminster, NJ 07921	06-1383450	Communication Services	517000	N	N/A	45 9 18 28	%%%%	45 9 18 28	%%%%	BPG B38 B39 B00

BP8	TCG Illinois One AT&T Way Rt. 202/206 Bedminster, NJ 07921	06-1383444	Communication Services	517000	N	N/A	35 34 31%%%		35 34 31%%%		BPG B51 B00

BP9	TCG Indianapolis One AT&T Way Rt. 202/206 Bedminster, NJ 07921	35-1948918	Communication Services	517000	N	N/A	1 99%%		1 99%%		B13 BPG

24

						Stockholdings at Beginning of Year
Entity Code		EIN	Part II Voting Stock Information,	PBA Code	Nondiv. Distrib.	Number of Shares	% Voting Power		% of Value		Owned by Corp No
	Part I Prepayment Credits		Principal Business Activity, Etc.
	Name and Address of Corporation		Business Activity
				(a)	(b)
BPA	TCG Los Angeles One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3760956	Communication Services	517000	N	N/A	12 13 12 10 23 30	%%%%%%	12 13 12 10 23 30	%%%%%%	B30 B41 B42 B43 BPG B00

BPB	TCG Maryland One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3844086	Communication Services	517000	N	N/A	99 1%%		99 1%%		BPG BI5

BPC	TCG New Jersey One AT&T Way Rt. 202/206 Bedminster, NJ 07921	06-1383456	Communication Services	517000	N	N/A	99 1%%		99 1%%		BPG BI5

BPD	TCG Ohio One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3886672	Communication Services	517000	N	N/A	99 1%%		99 1%%		BPG BI5

BPE	TCG Omaha One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3695905	Communication Services	517000	N	N/A	35 65%%		35 65%%		BPG B44

BPF	TCG Oregon One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3929518	Communication Services	517000	N	N/A	1 99%%		1 99%%		B15 BPG

BPG	TCG Partners One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3693020	Communication Services	517000	N	N/A	30 20 20 30	%%%%	30 20 20 30	%%%%	B03 B04 B00 B05

BPH	TCG Phoenix One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3772176	Communication Services	517000	N	N/A	35 56 9%%%		35 56 9%%%		BPG B43 B45

BPI	TCG Pittsburgh One AT&T Way Rt. 202/206 Bedminster, NJ 07921	25-1759282	Communication Services	517000	N	N/A	40 60%%		40 60%%		BPG B46

25

						Stockholdings at Beginning of Year
Entity Code		EIN	Part II Voting Stock Information,	PBA Code	Nondiv. Distrib.	Number of Shares	% Voting Power		% of Value		Owned by Corp No
	Part I Prepayment Credits		Principal Business Activity, Etc.
	Name and Address of Corporation		Business Activity
				(a)	(b)
BPJ	TCG Rhode Island One AT&T Way Rt. 202/206 Bedminster. NJ 07921	13-3844087	Communication Services	517000	N	N/A	99 1%%		99 1%%		BPG B15

BPK	TCG San Diego One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3724007	Communication Services	517000	N	N/A	46 46 7%%%		46 46 7%%%		BPG B47 B43

BPL	TCG San Francisco One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3752264	Communication Services	517000	N	N/A	19 16 23 42	%%%%	19 16 23 42	%%%%	B31 BPG B00 B53

BPM	TCG Seattle One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3752263	Communication Services	517000	N	N/A	35 22 43%%%		35 22 43%%%		BPM B00 B52

BPN	TCG South Florida One AT&T Way Rt. 202/206 Bedminster, NJ 07921	06-1383455	Communication Services	517000	N	N/A	35 23 10 32	%%%%	35 23 10 32	%%%%	BPG B36 B37 B00

BPO	TCG St. Louis One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3772177	Communication Services	517000	N	N/A	61 27 12%%%		61 27 12%%%		BPG B65 B00

BPP	TCG Utah One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3899781	Communication Services	517000	N	N/A	1 99%%		1 99%%		B15 BPG

BPQ	Teleport Communications Boston One AT&T Way Rt. 202/206 Bedminster, NJ 07921 Merged Into Teleport Communications Boston, Inc. on December 31, 2003	04-3085912	Communication Services	517000	N	N/A	50 50%%		50 50%%		B02 B64

BPR	Teleport Communications New York One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-3209863	Communication Services	517000	N	N/A	3 97%%		3 97%%		B09 B08

26

						Stockholdings at Beginning of Year
Entity Code		EIN	Part II Voting Stock Information,	PBA Code	Nondiv. Distrib.	Number of Shares	% Voting Power	% of Value	Owned by Corp No
	Part I Prepayment Credits		Principal Business Activity, Etc.
	Name and Address of Corporation		Business Activity
				(a)	(b)
C01	AT&T Network Assets I, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	82-0572375	Communication Services	517000	N	1,000	0.00%	0.00%	N/A

F13	AT&T Global Network Services International, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3655697	Networking Services	517000	N	1,000	100.00%	100.00%	1

F14	AT&T Global Network Partners, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3655698	Networking Services	517000	N	1,000	100.00%	100.00%	1

F15	AT&T Global Network Services Puerto Rico, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	22-3655702	Networking Services	517000	N	1,000	100.00%	100.00%	1

101	ACC Acquisition Blue Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	16-1544961	Business Services	561490	N	1	100.00%	100.00%	1

102	AMERICAN MOVIE CLASSICS INVESTMENT, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1119530	Communication Services	517000	N	100	100.00%	100.00%	1

103	ANTARES SATELLITE CORPORATION One AT&T Way Rt. 202/206 Bedminster, NJ 07921	APPLIED FOR	Communication Services	517000	N	100	100.00%	100.00%	1

104	AT&T Teletype Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-4110102	Communications Services	517000	N	1	100.00%	100.00%	1

105	B-GROUP Merger, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-4110103	Business Services	561490	N	1	100.00%	100.00%	1

106	CABLE SHOPPING INVESTMENT, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1119486	Communication Services	517000	N	100	100.00%	100.00%	1

107	CHANNEL 64 ACQUISITION, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	31-1231605	Communication Services	517000	N	6,000	100.00%	100.00%	1

27

						Stockholdings at Beginning of Year
Entity Code		EIN	Part II Voting Stock Information,	PBA Code	Nondiv. Distrib.	Number of Shares	% Voting Power	% of Value	Owned by Corp No
	Part I Prepayment Credits		Principal Business Activity, Etc.
	Name and Address of Corporation		Business Activity
				(a)	(b)
108	CHICO MERGER SUB INC One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1534358	Communication Services	517000	N	6,000	100.00%	100.00%	1

109	D-GROUP Merger, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-4110104	Business Services	561490	N	1	100.00%	100.00%	1

110	DIGITAL DIRECT, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1163399	Communication Services	517000	N	1,000	100.00%	100.00%	1

111	DISCOVERY PROGRAMMING INVESTMENT, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1119525	Communication Services	517000	N	100	100.00%	100.00%	1

112	Endlink Incorporated One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-4110105	Communication Services	517000	N	1	100.00%	100.00%	1

113	MediaOne Far East Telecom, Inc. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1277825	Communication Services	517000	N	—	0.00%	0.00%	1

114	Ranger Acquistion Corp. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	13-4110106	Business Services	561490	N	1	100.00%	100.00%	1

115	TCI LL INC One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1440965	Communication Services	517000	N	1,000	100.00%	100.00%	1

116	TCI NJFT, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1440967	Communication Services	517000	N	1,000	100.00%	100.00%	1

117	TELECABLE KCFN HOLDING CORP. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	54-1684960	Communication Services	517000	N	1,000	100.00%	100.00%	1

119	UA THINK, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1115219	Communication Services	517000	N	100	100.00%	100.00%	1

28

						Stockholdings at Beginning of Year
Entity Code		EIN	Part II Voting Stock Information,	PBA Code	Nondiv. Distrib.	Number of Shares	% Voting Power	% of Value	Owned by Corp No
	Part I Prepayment Credits		Principal Business Activity, Etc.
	Name and Address of Corporation		Business Activity
				(a)	(b)
120	UAII MERGER CORP. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1062875	Communication Services	517000	N	1,000	100.00%	100.00%	1

121	UAII SUB NO. 24, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1146436	Communication Services	517000	N	100	100.00%	100.00%	1

122	UCT AIRCRAFT, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	52-1467205	Communication Services	517000	N	100	100.00%	100.00%	1

123	UNITED ADVERTISING NETWORK, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1086437	Communication Services	517000	N	100	100.00%	100.00%	1

124	UNITED ARTISTS BROADCAST PROPERTIES, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1127301	Communication Services	517000	N	1	100.00%	100.00%	1

125	UNITED ARTISTS K-1 INVESTMENTS, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1132603	Communication Services	517000	N	100	100.00%	100.00%	1

126	UNITED ARTISTS OPERATOR SERVICES CORPORATION One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1115222	Communication Services	517000	N	100	100.00%	100.00%	1

127	UNITED ARTISTS PAYPHONE CORPORATION One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1115217	Communication Services	517000	N	100	100.00%	100.00%	1

128	UNITED ARTISTS PREFERRED INVESTMENT, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1228456	Communication Services	517000	N	100	100.00%	100.00%	1

129	UNITED ARTISTS REPUBLIC INVESTMENTS, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1048624	Communication Services	517000	N	1,000	100.00%	100.00%	1

29

						Stockholdings at Beginning of Year
Entity Code		EIN	Part II Voting Stock Information,	PBA Code	Nondiv. Distrib.	Number of Shares	% Voting Power	% of Value	Owned by Corp No
	Part I Prepayment Credits		Principal Business Activity, Etc.
	Name and Address of Corporation		Business Activity
				(a)	(b)
130	UNITED ARTISTS SATELLITE, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1159394	Communication Services	517000	N	100	100.00%	100.00%	1

131	UNITED ARTISTS TELECOMMUNICATIONS, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1115220	Communication Services	517000	N	100	100.00%	100.00%	1

132	UNITED CABLE AD-LINK, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1089099	Communication Services	517000	N	100	100.00%	100.00%	1

133	UNITED CABLE ADVERTISING, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-0851780	Communication Services	517000	N	100	100.00%	100.00%	1

134	UNITED CABLE PRODUCTIONS, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1089104	Communication Services	517000	N	100	100.00%	100.00%	1

135	UNITED CABLE SHOPPING CHANNEL, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1055109	Communication Services	517000	N	100	100.00%	100.00%	1

136	UNITED CABLE TELEVISION ACQUISITION CORPORATION One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1037812	Communication Services	517000	N	100	100.00%	100.00%	1

137	UNITED CABLE TELEVISION FINANCING CORPORATION One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1042996	Communication Services	517000	N	100	100.00%	100.00%	1

30

						Stockholdings at Beginning of Year
Entity Code		EIN	Part II Voting Stock Information,	PBA Code	Nondiv. Distrib.	Number of Shares	% Voting Power	% of Value	Owned by Corp No
	Part I Prepayment Credits		Principal Business Activity, Etc.
	Name and Address of Corporation		Business Activity
				(a)	(b)
138	UNITED CABLE VIDEO INVESTMENT, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1119529	Communication Services	517000	N	100	100.00%	100.00%	1

139	UNITED CORPORATE COMMUNICATIONS COMPANY One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1031961	Communication Services	517000	N	100	100.00%	100.00%	1

140	UNITED ENTERTAINMENT CORPORATION One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1089098	Communication Services	517000	N	100	100.00%	100.00%	1

141	UNITED HOCKEY, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1101084	Communication Services	517000	N	100	100.00%	100.00%	1

142	UNITED MICROWAVE CORPORATION One AT&T Way Rt. 202/206 Bedminster, NJ 07921	73-1009591	Communication Services	517000	N	100	100.00%	100.00%	1

143	UNITED PAGING CORPORATION One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-0904117	Communication Services	517000	N	10,000	100.00%	100.00%	1

144	UNITED’S HOME VIDEO CENTERS, INC. One AT&T Way Rt. 202/206 Bedminster, NJ 07921	84-1002408	Communication Services	517000	N	100	100.00%	100.00%	1

31

851 part III	ATTACHMENT A

AT&T CORP AND INCLUDIBLE SUBSIDIARIES

CONSOLIDATED INCOME TAX RETURN FOR 2003

(SUPPORTS FORM 851, PART III)

Part III Changes in Stock Holding During the Year

Entity Code	Name of Corporation	EIN	Owner	Date	Shares Acquired	Shares Disposed	% Voting Power	% of Value

358	MCR Advanced Technologies, Inc. (merged)	54-1797519	357	1/1/2003		80	100.00%	100.00%

359	MCR Business Technologies, Inc. (merged)	54-1797523	357	1/1/2003		100	100.00%	100.00%

354	MCR Healthcare, Inc. (merged)	54-1797522	352	1/1/2003		100	100.00%	100.00%

356	MCR International, Inc. (merged)	54-1797524	352	1/1/2003		100	100.00%	100.00%

B70	Teleport Communications Boston, Inc. (formed)	43-2033443	B03 B04	10/28/2003 10/28/2003	1,000 1,000		50.00 50.00%%	50.00 50.00%%

BPQ	Teleport Communications Boston (merged)	04-3085912	B02 B64	12/31/2003 12/31/2003		N/A N/A	50.00 50.00%%	50.00 50.00%%

1